24-10167

ORIGINAL

06065227

RECEIVED
DEC 2 0 2006
DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

UNDER THE SECURITIES ACT OF 1933

OFFERING-STATEMENT

PROCESSED
DEC 2 9 2006
THOMSON
FINANCIAL

AGRARIA LLC
(Exact name of issuer as specified in its charter)

North Dakota
(State or other jurisdiction of incorporation or organization)

1415 12th Avenue SE, Jamestown, N.D. 58402 / (701) 252-2340
(Address, including zip code, and telephone number of issuer's principal executive office)

Steven E. Noack / Vogel Law Firm – P.O. Box 1389, Fargo, N.D. 58107 / (701) 356-6314
(Address, including zip code, and telephone number of issuer's agent for service)

NAICS Code-5812
(Primary Standard Industrial Classification Code Number)

04-3694116
(I.R.S. – FEIN Number)

Offering-Statement - Table of Contents

Agraria LLC

Tab-1

AGRARIA LLC OFFERING-STATEMENT

SECTION-I: NOTIFICATION

ITEM-1: SIGNIFICANT PARTIES

(a) Issuer's Directors/Governors (with residential addresses):

Mr. Robert Carlson	*14120 72nd Street NE, Glenburn N.D. 58740*
Mr. Richard Schlosser	*5830 64th Street SE, Edgeley N.D. 58433*
Mr. Terry Ulrich	*10098 51st Avenue SE, Ashley N.D. 58413*
Mr. Elwood "Woody" Barth	*25401 227th Avenue SE, Solen N.D. 58570*
Mr. Terry Borstad	*102 First Street, Cando N.D. 58324*
Mr. Dennis Stromme	*7163 140th Avenue NW, Zahl N.D. 58856*
Mr. Bob Finken	*16300 359th Avenue SW, Douglass N.D. 58735*
Mrs. Marcy Svenningsen	*3546 109th Avenue SE, Valley City N.D. 58072*
Mr. Robert Kuylen	*P.O. Box 273, South Heart N.D. 58655*

All of the above-noted persons maintain a primary office address at the following location: 1415 12th Avenue SE, Jamestown N.D. 58402 (Telephone: 701-252-2341 / Fax: 701-252-6584)

(b) Issuer's Officers/Governors:

Robert Carlson, President / Richard Schlosser, Vice-President / Terry Ulrich, Secretary. Additionally, the Board appointed Mark Watne to fulfill the administrative position of "Executive Secretary"; assisting with the organizational efforts of the business.

(c) Issuer's General-Partners:

None

(d)/(e) Record & Beneficial Owners of 5% (or more) of any class of the Issuer's Equity Securities:

North Dakota Farmers Union – Currently owns seventy-two (72) percent of the Company's equity securities classified as Class-B membership units (as described in the Offering-Circular).

(f) Promoters of the Issuer:

Robert Carlson, Richard Schlosser, Terry Ulrich (info. provided in Item-1(a)), Tom Prescott (project-manager residing at 1856 Ontario Place NW, Washington D.C. 20009), Blaine Lundgren (former company President residing at 7082 Highway 13, Kulm N.D. 58456), and Lisa Swanson Falelde (former company Vice-President residing at 5174 30th Street NE, Maddock N.D. 58348).

(g) Affiliates of the Issuer:

None

(h) Counsel to the Issuer with respect to the Proposed Offering:

North Dakota-based law firm Vogel, Weir, Hunke & McCormick, Ltd; located at 218 NP Avenue, Fargo, North Dakota 58107-1389 (Telephone: 800-677-5024 and Fax: 701-356-6395).

(i) Each Underwriter with Respect to the Proposed Offering; (j) Underwriter's Directors / (k) Underwriter's Officers / (l) Underwriter's General-Partners / (m) Counsel to the Underwriter:

None

ITEM-2: APPLICATION OF RULE-262

(a) State whether any of the persons identified in Item-1 are subject to any of the disqualification provisions set forth in *Rule-262*; and if so, provide a description including names, dates and other details, as well as whether or not an application has been made pursuant to said rule for a waiver of such disqualification and whether or not such application has been granted or denied:

None

ITEM-3: AFFILIATE SALES

(a) If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the description does not apply to the issuer; and (b) the issuer has not had a net income from operations of the nature in which the issuer intends to engage for 1 of its last 2 years:

None

ITEM-4: JURISDICTIONS IN WHICH SECURITIES ARE TO BE OFFERED

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers, etc.:

N/A – no underwriters, dealers or salespersons will be utilized for this proposed offering.

(b) List the jurisdiction(s) in which the securities are to be offered other than by underwriters, dealers or salesmen, and state the method by which such are to be offered:

Said securities will be offered initially in the State of North Dakota, but subsequently in the states of California, Colorado, Florida, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, South Dakota, Virginia, and the District of Columbia pursuant to limited offering exemptions from registrations therein. As part of the N.D.- registration process, the company will be registered as an "Issuer-Dealer" for purposes of this offering; and as such, will not use a separate underwriter. Accordingly, and as stipulated by that state law requiring that two (2) persons be designated as sales agents for the purposes of the proposed offering, Messrs Robert Carlson and Mark Watne will serve as such sales agents in connection therewith; relying on the safe harbor from broker dealer registration set out in Rule 3a4-1 under/of the Securities Exchange Act of 1934.

ITEM-5: UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE (1) YEAR

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within 1 year prior to the filing of this Form 1-A, state: (1) Name of issuer; (2) Title and amount of securities issued; (3) Aggregate offering price for which they were issued and basis for computing the amount thereof; and (4), Names of the persons to whom the securities were issued:

None

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one (1) year prior to this filing or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a): *None*

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and briefly state the facts relied upon for such exemption:

None

ITEM-6: OTHER PRESENT OR PROPOSED OFFERINGS

State whether the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A; and if so, describe fully the present or proposed offering:

None

ITEM-7: MARKETING ARRANGEMENTS

(a) Briefly describe any arrangement known to the issuer (or to any person named in Item-1) or to any selling security holder in the offering covered by this filing for any of the following purposes: (1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; (2) To stabilize the market for any of the securities to be offered; and (3), For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation:

N/A – no such marketing arrangements exist for this purpose.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority:

None

ITEM-8: RELATIONSHIP WITH EXPERTS NAMED IN OFFERING-STATEMENT

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection:

None

ITEM-9: USE OF A SOLICITATION OF INTEREST DOCUMENT

Indicate whether or not a publication authorized by Rule-254 was used prior to the filing of this notification; and if so, indicate the date(s) of such publication and of the last communication with applicable prospective purchasers:

None

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Tab-2

AGRARIA LLC
1415 12th Avenue SE
Jamestown North Dakota 58402
Telephone: (701) 252-2340

Up to 50,000 Ordinary Membership Units ($100 per Unit)

Minimum Offering: 10,000 Units ($1,000,000) Maximum Offering: 50,000 Units ($5,000,000)

Agraria LLC (the "Company") is offering a minimum of 10,000 and a maximum of 50,000 Membership Units ("Units"). The Company is selling said Units directly to investors on a best efforts basis, without using an underwriter. The minimum purchase for membership is 50 Units for $5,000, where Units purchased by agricultural producers shall be designated as Class-A Membership Units and Units purchased by non-producers shall be designated Class-B Membership Units. The Units are the same in all respects except that a majority of the Board of Governors must be comprised of Class-A members, and all members of the Company are entitled to one (1) vote on all matters submitted to a vote of the membership, regardless of how many Units owned. Transfers of Membership Units may occur only with approval of the Company's Board of Governors.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION. ADDITIONALLY, THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY STATE SECURITIES COMMISSION; ANY REPRESENTATION TO THE CONTRARY IS IN CRIMINAL DEFENSE.

THE UNITS OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN SUCH UNITS INVOLVES A HIGH DEGREE OF RISK (See "Risk Factors" at pp. 7-9). Said risks include the following:

- **Company Members may transfer their Units pursuant to the terms of the Company Member Control Agreement, which requires that any transfer of units be approved by the Board of Governors.**
- **Company, being a limited liability company, will be taxed as a partnership under Federal and State tax law; and as a result, the Company itself will not be a taxable entity and all income/losses will be allocated to the members based on their number of Units owned. Additionally, the tax burden associated with allocations of income to a member could and will probably exceed cash distributions to that member.**
- **Company has adopted a one-member, one-vote governance structure, so prospective investors will not have voting rights commensurate with ownership; specifically, under the Company Member Control Agreement, agricultural producers will hold a majority of the governor positions.**

	Price to Public	Underwriting Discount and Commissions	Proceeds to Issuer or Other Persons
Per Unit	$ 100.00	$ 0.00	$ 100.00 (1)
Total Minimum	$1,000,000.00	$ 0.00	$1,000,000.00 (2)
Total Maximum	$5,000,000.00	$ 0.00	$5,000,000.00

(1) Company itself will offer and sell said Units and will not pay any discounts or commissions, therefore the Units are sold on a self-underwritten basis; and no commitments exist to purchase any Units as of the date of this Offering. Total offering costs (namely printing and accounting related fees) as of the date first below written is $3,500, where prior registration, printing, legal and accounting fees related thereto were paid using non-reimbursable development grants provided by the North Dakota Farmers Union. All future offering costs, if applicable, will be incurred by the Company and paid by its operating account.

(2) The proceeds will be held in escrow with the Bank of North Dakota until the minimum total offering has been sold by the Company.

The approximate date of commencement of said proposed sale to the public: As soon as practicable after the Company's offering statement is qualified with the U.S. Securities & Exchange Commission, and the Company's registration of such securities with the State of North Dakota is effective. This offering will terminate on December 9, 2007.

December 9, 2006

NASAA Legend

In making an investment decision investors must rely on their own examination of the issuer and the terms of the offering including the merits and risks involved. These securities have not been recommended by any federal or state securities commission or regulatory authority. Furthermore, these securities may be subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under federal and state securities laws. Investors should be aware that they may be required to bear the financial risks of this investment for an indefinite period of time.

For Florida Residents Only:

Each Florida resident who subscribes for the purchase of securities herein has the right, pursuant to section 517.061(11)(a)(5) of the Florida securities act, to withdraw his subscription for the purchase and receive a full refund on all monies paid within three business days after the execution of the subscription agreement or payment for the purchase has been made, whichever is later; and withdrawal will be without any further liability to any person. To accomplish this withdrawal, a subscriber need only send a letter or telegram to the company at the address set forth in this confidential term sheet indicating his, her, or its intention to withdraw. Such letter or telegram should be sent and postmarked prior to the end of the aforementioned third business day. It is advisable to send such letter by certified mail, return receipt requested, to ensure that it is received and also to evidence the time it was mailed.

For New Jersey Residents Only:

This offering is made in reliance upon New Jersey state securities statutes. The names, addresses, and number of shares and amount paid will be filed with the state of New Jersey within 30 days of the close of this offering. The attorney general of the state of New Jersey has not passed on or endorsed the merits of this offering. Any filing of this offering document with the bureau of securities does not constitute approval of the issue or the sale thereof by the bureau of securities or the department of law and public safety of the state of New Jersey. Any representation to the contrary is unlawful.

For Pennsylvania Residents Only:

Pursuant to section 207(m) of the Pennsylvania securities act of 1972, "each person who accepts an offer to purchase securities exempted from registration by section 209(d), directly from the issuer or affiliate of the issuer, shall have the right to withdraw his acceptance without incurring any liability to the seller, underwriter (if any), or any other person within 2 business days after the issuer receives a signed subscription agreement." To accomplish this withdrawal, the company recommends that a subscriber send a letter or telegram indicating his or her intention to withdraw to the company at the address of the company set forth in this memorandum. Such a letter or telegram should be sent and postmarked prior to the end of the aforementioned second business day. If a subscriber elects to send such a letter, it is prudent to send it by certified or registered mail and return receipt requested, to insure that it is received and also to evidence the time when it was mailed. Should a subscriber make this request orally, the company recommends that he/she request a written confirmation from the company that the request has been received within the prescribed time.

For New York Residents Only:

This offering memorandum has not been reviewed by the attorney general of the state of New York prior to its issuance and use. The attorney general of the state of New York has not passed on or endorsed the merits of the offering. Any representation to the contrary is unlawful.

For Colorado Residents Only:

This information is distributed pursuant to an exemption for small offerings under the rules of the Colorado securities division. The securities division has neither reviewed nor approved its form or content. The securities described may only be purchased by accredited investors in the state of Colorado as defined by rule 504 of the securities act.

For California Residents Only:

Any offer or sale of a security in a transaction (other than an offer or sale to a pension or profit sharing trust of the issuer) which meets each of the following criteria: sales are not made to more than 35 persons (excluding any officer, director, or affiliate of the issuer and any purchaser who the commissioner designates by rule); all persons (not including those purchasers described below which are excluded from the count of 35) must either have a pre-existing relationship with the offeror or any of its partners, officers, directors, or controlling persons, or by reason of their business or financial experience or the business or financial experience of their professional advisors who are unaffiliated with and who are not compensated by the issuer or any affiliate or selling agent of the issuer, could be reasonably assumed to have the capacity to protect their own interests in connection with the transaction. The purchaser must represent that he is purchasing for his own account (or a trust account if he is a trustee) and not with a view to or for sale in connection with the offer and sale of the security; and no advertising is used in connection with the offer and sale of the security. A notice, consent to service of process, and a filing fee must be filed with the commissioner no later than 15 calendar days after the first sale of a security in this state. If in connection with the transaction the issuer is filing a notice with the sec pursuant to section 4(6) or regulation d, the notice to California may be a copy of the form first filed pursuant to section 4(6) or regulation d. Otherwise, the notice shall be in the form specified in rule 260.102.14 of the California code. No notice is required if none of the securities are purchased. Each prospective investor will be given an opportunity to ask questions of, and receive answers from, management of the company concerning the terms and conditions of this offering and to obtain any additional information, to the extent the company possesses such information or can acquire it without unreasonable efforts or expense, necessary to verify the accuracy of the information contained in this memorandum.

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TABLE OF CONTENTS

<u>EXHIBITS</u>

A	Charter/By-Laws:	Articles of Organization
B	Securities Holders Rights:	Member Control Agreement
C	Subscription Agreement:	Accompanied by the Letter of Investment Intent
D	Material Contract/Consent:	The Magnate Group LLC
E	Escrow Agreement:	Impoundment Agreement
F	Expert Consents:	Brady-Martz & Associates, P.C. (Tax Consequences)
G	Legal Opinion:	Vogel, Weir, Hunke & McCormick, Ltd. (Securities/Law)
H	Corporate Executive Chef:	Resume and Current Seasonal Menus
I	Intellectual Property:	'Agraria/From Our Fields to Your Table' PTO Registrations
J	Membership Units Listing:	Current Ownership/Equity Percentage Listing
K	Additional Exhibits:	Washington D.C. Registration / N.D. Certificate of Standing

INTRODUCTORY STATEMENT

Prospective investors should rely only on the information contained in this disclosure document, which is complete and accurate as of the date on the front cover, since the Company has not authorized any other person to provide information that is different or contrary to that set forth herein. This Offering-Circular is not an offer to sell the securities in any state where such sale is not permitted; however, it is qualified for sale in the state of North Dakota and will be eventually in the states of California, Colorado, Florida, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, South Dakota, Virginia, and the District of Columbia pursuant to limited offering exemptions from registration therein.

Given the following summary does not contain all the information required for due consideration, prospective investors are advised to review this disclosure document in its entirety.

SUMMARY

Agraria LLC (the "Company") is a North Dakota limited liability company established to own and operate upscale causal restaurants throughout the United States, but with an initial focus on the Washington D.C. market, that focuses on awareness of the American family-farmer. Although incorporated on July 5, 2002, the Company abandoned its initial efforts to establish said restaurant as a result of the desired lease site not being accessible and the debt financing necessary to move forward with commencing the project not materializing. As a result, the Company had minimal activity in calendar years 2002-2003; other than initially establishing and maintaining an interim Board of Governors. Since then the Company has established its first restaurant unit, having undertaken project-development for such from 2004 thru mid-2006 and subsequently commencing operations therein on June 3rd, 2006, in the District of Columbia's (e.g. Washington D.C.'s) lower Georgetown Harbour Complex. As of this Offering's cover date, the Company is in the expansion stage with current efforts being principally devoted to finance activities associated with establishing a second unit within the same, lucrative market.

BUSINESS SUMMARY OF AGRARIA LLC

1. *Summary of Agraria LLC Business Concept*
   Agraria LLC is a business venture that seeks to develop a National restaurant enterprise that is supplied, owned and operated by family-farmers; focusing on a wholesome way of life, an environment that involves trust, and rejoicing over the abundance of quality natural foods. The venture falls within the category of an "upper-medium" restaurant, a market segment that is differentiated by the higher quality of food, service and ambiance while providing a reasonable average meal price-point.

2. *Restaurant Location and Expansion*
   The Company has opened its initial restaurant in the Washington D.C. area, is focusing its attention to developing a subsequent unit therein, and will then eventually look to establish/roll-out additional restaurant units throughout the United States.

THE COMPANY

The Company was organized as a North Dakota limited liability company on July 5, 2002, with principal offices located at 1415 12th Avenue SE, Jamestown, N.D. 58402; telephone number 701-252-2340 and fax number of 701-252-6584. This business structure was chosen because a limited liability company has both corporate and partnership attributes: specifically, which is qualified/further explained by the independent certified public accounting firm *Brady-Martz LLP* herein at Exhibit-F, in addition to mitigating liability for its members it also allows for income and losses to be treated as a pass-through for its members and the Company; and is thereby not subject to Federal or State income taxes. The Company's Member Control Agreement, attached hereto (Exhibit-B) and incorporated by reference, stipulates that annual meetings of members must be held to discuss matters pertinent to the Company; and at such meetings each member shall have the right to one (1) vote regardless of the number of Units owned. Additionally, such Units purchased by agricultural producers, otherwise known as "family-farmers", are designated as Class-A Units whereas those purchased by non-producers are designated as Class-B Units. Said Units are identical in all respects except that a majority of the Board of Governors is and must remain comprised of Class-A members. As such, distributions from Company operations, related allocations of net income/losses, and liquidation proceeds if applicable, will be made to Members in proportion to their corresponding Units owned and as provided by said Member Control Agreement; which establishes the financial and governance relationship among the members and the Company, and further stipulates that transferability of said Units is restricted and may be done only in accordance with the procedures set forth therein.

CERTAIN PROVISIONS OF NORTH DAKOTA LAW

Certain provisions of North Dakota law allow for the indemnification of and limitation of liability of persons serving as governors on the Board; as set forth in the Company's Articles of Organization, which are consistent with the protections afforded by North Dakota statutes.

REMUNERATION, INTEREST OF BOARD GOVENORS IN CERTAIN TRANSACTIONS

North Dakota Farmers Union's (NDFU) earlier involvement with the project was associated with developmental efforts, whereas its current involvement entails (i) maintaining a seventy-two (72) percent majority ownership position in the Company based on the total Company valuation of $3,000,000.00 dollars, (ii) Robert Carlson and Mark Watne serving as sales agents for the Company relying on the safe harbor from broker-dealer exemption, and (iii), Robert Carlson, Richard Schlosser, Terry Ulrich, Elwood "Woody" Barth, Terry Borstad, Dennis Stromme, Bob Finken, Marcy Svenningsen, and Robert Kuylen serving as Company Board Governors. At present, said Governors hold Company Membership Units as noted on the subsequent page.

Remuneration of Board Governors

Given the Governors serve without compensation, there are no individuals to list with this filing as receiving an aggregate annual remuneration over the past year; nor does said Board anticipate receiving remuneration in subsequent years, although that may change should the Board execute a vote providing such future remuneration packages at subsequent meetings.

Remuneration of Officers – Continued

Security Ownership of Governors and Certain Security Holders
The following tabular form provides a listing of the Company ownership as of this filing. The Governors listed, which collectively own less than two (2) percent of the Company, are noted in the context of Membership Units purchased through the prior offering. The Company has not, nor anticipates, issuing separate Membership Units to said Governors for their Board service.

Majority Owners (Class-B)	**# of Shares Owned**	**$ Amount Invested**	**% of Ownership**
North Dakota Farmers Union	21,657	$ 2,165,770	72% (Rounded)
Farmers Union Oil Company	1,000	$ 100,000	3% (Rounded)
National Farmers Union	500	$ 50,000	2% (Rounded)

Governors (Class-A)	**# of Shares Owned**	**$ Amount Invested**	**% of Ownership**
Robert Carlson	200	$ 20,000	0.01%
Richard Schlosser	80	$ 8,000	0.003%
Robert Finken	75	$ 7,500	0.0025%
Terry Ulrich	40	$ 4,000	0.0013%
Marcy Svenningsen	40	$ 4,000	0.0013%
Terry Borstad	40	$4,000	0.0013%
Elwood Barth	25	$2,500	0.001%
Dennis Stromme	20	$2,000	0.001%
Robert Kuylen	20	$2,000	0.001%

Non-Gov's or Maj.-Owners*	**# of Shares Owned**	**$ Amount Invested**	**% of Ownership***
Class-A Individual Investors	4,029	$ 402,900	13% (Rounded)
Class-B Individual Investors	2,394	$ 239,400	8% (Rounded)

Note(*): Non-Governors and majority-owner members, whether they be Class-A or Class-B shareholders listed above, typically maintain less than a one half of one (.005) percent equity stake in the Company; and thus are only summarized in this section but then provided in detail in Exhibit-J.

Interest of Governors and Other Interested Parties in Certain Transactions
The Company is not a party to transactions with any Board Governor, any nominee for election as a Governor, any principal security holder, or any relative and/or spouse of the foregoing. However, since the Company's inception, the following individuals have and will likely continue to serve as promoters of the issuer:

- Mr. Robert Carlson — President, Board of Governors;
- Mr. Richard Schlosser — Vice-President, Board of Governors;
- Mr. Terry Ulrich — Secretary, Board of Governors;
- Mr. Mark Watne — Executive Secretary/Sales Agent for the Company;
- Mr. Tom Prescott — Project-Manager for the Company;
- Mr. Blaine Lundgren — Former Board of Governors President; and,
- Mrs. Lisa Swanson-Falelde — Former Board of Governors Vice-President.

SECURITIES BEING OFFERED

The Company is offering capital stock where shares purchased by agricultural producers are designated as Class-A Units and those purchased by non-agricultural producers are designated as Class-B Units; the Company's Board of Governors reserves sole discretion to determine whether a person is an agricultural producer and may establish policies related thereto. Said Units are identical in all respects except that, at least a majority of the Board of Governors must be owners of Class-A Units. Additionally, North Dakota law stipulates that a limited liability company's Articles of Organization are not required to authorize capital units prior to an offering (differing from corporate articles of incorporation); as the premise of its capital structure is that members own membership interests. Membership interests represent a member's ownership interest in a limited liability company, and include both governance and financial rights. As a result, the Company's Member Control Agreement authorizes the unlimited issuance of such membership interests pursuant to said law.

Dividends - distributable cash from operations will be dispersed to each member in proportion to their Units owned (whether such Units are Class-A or Class-B shares/units); consistent with the Member Control Agreement that provides for a minimum distribution of thirty (30) percent of net income after previous cumulative losses have been recovered and assuming a minimum net income of one hundred-thousand (100,000) dollars in any given year.

Voting - each Member shall be entitled to one (1) vote upon each matter submitted to a vote at a meeting of said members or for action taken without a meeting. All questions will be decided by a vote of a majority of the members voting in person, except as otherwise provided by law, the Articles of Organization, or this Agreement. Proxy and cumulative voting shall not be allowed, but signed votes may be used when authorized by a resolution of the Board of Governors.

Liquidation – upon liquidation the business of the Company shall be wound up, the Board of Governors shall take full account of the Company assets and liabilities, and all assets shall be liquidated as promptly as is consistent with obtaining the fair value thereof. If any assets are not sold, the relevant gain or loss shall be allocated to members in accordance with the afore-noted Member Control Agreement as if such assets had been sold at their fair market value at the time of said liquidation; whereas, if any assets are distributed to a member rather than sold, the distribution shall be treated as a distribution equal to the fair market value of the assets at the time of the liquidation. Further, said assets shall be distributed in the following order of priority: (a) First, to the payment of all applicable debts and liabilities of the Company, including any fees due to Governors and Managers (such as for Board participation compensation and/or separate Company related consulting work, if applicable at a later period), and any loans or advances that may have been made by the members to the Company, in the order of priority as provided by law; (b) Second, to the establishment of any reserves deemed necessary by the Board or the person winding up Company affairs for any contingent liabilities or obligations of the Company; and (c), Third, to the members in proportion to their Membership Units.

Preemptive Rights – each Member maintains preemptive rights on his/her proportionate ownership interest in the Company before new contributions can be accepted; however, no preemptive rights arise when contributions to be accepted from other persons are to be made in a form other than money, reflected pursuant to a merger plan or exchange, and/or to be made or reflected pursuant to a plan of reorganization approved by a court of competent jurisdiction pursuant to a State or Federal statute. The extent that each member may make a new contribution, by exercise of a Preemptive Right, is the ratio of such member's Membership Interest before the new contribution bears to the total of all members' Membership Interests before the new contribution.

<u>Potential Liabilities Imposed on Shareholders</u> – under North Dakota law, specifically the Limited Liability Company Act, shareholders who have received distributions that cause the Company to be unable to pay its debts in the ordinary course of business will be liable to said Company for a period of two (2) years thereafter for an amount commensurate to such distributions in the event said amount becomes necessary in order to discharge the liabilities of the Company.

<u>Units May be Transferred Only With the Consent of the Board of Governors and Such Transfers Must Conform to Section 1.7704-1 of the Treasury Regulations as Adopted by the U.S. Internal Revenue Service, Which Specifies that Interest in a Partnership is Not Considered Traded on an Established Securities Market or Readily Tradable on a Secondary Market Unless the Partnership Participates in the Establishment of That Market or Recognizes Any Transfers Made on the Market by Redeeming the Transferor Partner's Interests</u> - Units may be transferred only with the consent of the Board of Governors, with such consent being given, withheld, conditioned or delayed as the Board may determine in its sole discretion. Additionally, any proposed Unit(s) transfer shall also conform with Section 1.7704-1 of the Treasury Regulations as adopted by the U.S. Internal Revenue Service, which specifies that interest in a partnership is not considered traded on an established securities market or readily tradable on a secondary market unless the partnership participates in the establishment of that market or recognizes any transfers made on the market by redeeming the transferor partner's interests; and at present the Company does not intend to list any Class-A or Class-B Units on any stock exchange.

RISK FACTORS

Prospective investors should carefully consider the risk factors noted below, on the subsequent pages, as well as other information herein contained prior to purchasing any of the Company's Membership Units. In the event that such risks actually occur, the Company's business, financial condition, operating results and/or cash-flow position could be materially affected.

This offering document contains forward-looking statements that involve certain risks and uncertainties, which are particularly true for this Company as it commenced operations of its initial restaurant unit within only the past six (6) months; typically, one (1) full year of operations is necessary to more accurately assess the operational results of a restaurant establishment. These forward-looking statements relate to the Company's plans, objectives, expectations and general intentions; and may be identified by the use of words such as "expects", "anticipates", "intends", "plans", and other similar expressions. The Company's actual business and financial results may differ materially from those herein provided.

Company Has Limited Operating History & Faces Uncertainties as It Continues
The Company currently has minimal operating history and thus no historical evidence to show its ability to operate restaurant businesses. The Company's ability to continue and subsequently expand operations will depend upon a number of factors, some of which are beyond the control of the Company; such as responsiveness of the concept and continued patronage by existing and future prospective diners, general food/beverage costs and availability, and other adverse impacts to the industry.

The Company Faces Risks Because of Its Initial Single Restaurant Base
Although the Company intends to expand the business by establishing a secondary restaurant unit, it is currently operating one restaurant and therefore faces a higher risk than a diversified company operating at numerous sites; for example, should its current restaurant unit experience unfavorable local economic or marketing conditions prior to the opening of its secondary location, the Company is likely to suffer more adversely than if it had a diversified portfolio.

The Company Faces Uncertainties Respecting Site Selection of its Second Unit
Even though the Company maintains on-going lease terms discussion(s) with several sites located throughout the region, it is now focused on the retail space at the corner of 20th and Pennsylvania Avenue within Washington D.C.'s 'Central Business District' for its secondary location. Should this desired location not be obtained then the other sites will be further explored by the Company, however, such spaces would result in a generally similar cost structure as that provided in the Site Selection section (page-15) of this filing. Additionally, should the Company be delayed in finding a suitable restaurant site its timeline for development and pre-opening budget may be affected.

The Company Has Not Established a Letter-of-Credit (LOC) as Required by the Restaurant Lease under Consideration and Discussion
Although lease terms discussions with the secondary site are on-going, a requirement to execute said lease includes establishing a letter-of-credit (LOC) benefiting the landlord; which the Company has not yet completed. As of the date of this filing, the Company is in preliminary discussions concerning what criteria is required to establish such a LOC by NDFU or *Farmers Union Service Association, Ltd.* with the Bank of North Dakota.

The Availability of Additional Funding is Uncertain
The Company expects that the net proceeds of this offering will be sufficient to fund the second restaurant's capital requirements through at least the next twelve (12) months; however, this is not a certainty. The Company may be required to seek additional capital earlier than anticipated should (i) future, actual cash-flow from operations fail to meet expectations, (ii) capital expenditures for restaurant development exceed the initially projected amounts, and/or (iii), market or general economic conditions negatively impact the restaurant's performance. Should the Company obtain additional capital through the issuance of additional equity securities, existing investor holdings may be diluted.

Company Has Adopted a Cooperative Governance Structure and Class-A Members are Guaranteed to Hold a Majority of the Board Seats

The Member Control Agreement provides that each member shall have one (1) vote on all matters submitted to a vote of the membership regardless of the number of Units owned, as is the same governance structure applied to farmer-owned cooperatives. Additionally, said Member Control Agreement provides that at least a majority of the Board of Governors must be comprised of Class-A, agricultural producer members; and therefore, depending on the make-up of Membership Unit purchasers, it is possible that Class-B Unit holders will not have proportional representation on said Board.

Potential Liabilities Imposed on Shareholders

Under North Dakota law, specifically the Limited Liability Company Act, shareholders who have received distributions that cause the Company to be unable to pay its debts in the ordinary course of business will be liable to said Company for a period of two (2) years thereafter for an amount commensurate to such distributions in the event said amount becomes necessary in order to discharge the liabilities of the Company.

Units May be Transferred Only With the Consent of the Board of Governors and Such Transfers Must Conform to Section 1.7704-1 of the Treasury Regulations as Adopted by the U.S. Internal Revenue Service, Which Specifies that Interest in a Partnership is Not Considered Traded on an Established Securities Market or Readily Tradable on a Secondary Market Unless Partnership Participates in the Establishment of That Market or Recognizes Any Transfers Made on the Market by Redeeming the Transferor Partner's Interests

Membership Units may be transferred only with the consent of the Board of Governors, with such consent being given, withheld, conditioned or delayed as the Board may determine in its sole discretion. Additionally, any proposed Unit(s) transfer shall also conform with Section 1.7704-1 of the Treasury Regulations as adopted by the United States Internal Revenue Service, which specifies that interest in a partnership is not considered traded on an established securities market or readily tradable on a secondary market unless the partnership participates in the establishment of that market or recognizes any transfers made on the market by redeeming the transferor partner's interests; and at present the Company does not intend to list any Class-A or Class-B Units on any stock exchange.

The Company Does Not Have a Public Market for the Units and Does Not Anticipate that One Will Develop in the Foreseeable Future

There is no public market for the Units being offered for purchase to prospective investors, and the Company does not have any intention of attempting to develop a public market for the Units. Therefore, even though the Company intends to develop a fiscally responsible dividend payment policy to benefit the owners, said prospective investors should expect to own their Units for an indefinite period of time.

"Dram Shop" Litigation Risk
The Company is also subject to "dram shop" statutes, which imposes liability on an establishment that serves alcoholic beverages to an intoxicated person who causes injury to a third-party. The Company is currently in the process of obtaining liquor liability and general and product liability insurance from various providers; however, there can be no assurances that any liability imposed as a result of a successful claim made against the Company would not exceed the Company's insurance coverage(s).

The Company Faces Risks of Food Safety Claims
Since the business entails providing food and beverage, the Company risks complaints or litigation from customers alleging illness, injury or other food-quality concerns. In addition to monetary claims, a food-related claim may cause adverse publicity and thus have a negative impact on the Company's reputation in the marketplace.

Company Members are Subject to Federal Tax Risks
Given the Company is structured as a partnership for Federal income tax purposes, it will not pay income tax at the Company level; however, members will pay tax on their proportionate share of the Company's net income. Because all taxable Company income will flow to its members based on their distributive share without regard to the amount of cash distributions, tax liability on said members' distributive share of the taxable income of the Company could exceed cash distributions they may receive from the Company.

OFFERING PRICE FACTORS

The Units' offering price has been determined based on the consideration of assets, expenses, working capital needs, and relevant start-up costs. Said Units' offering price does not represent the Company's net worth or estimate of the book value of said Units; therefore, the Company makes no representations, express or implied, as to the value of such Units offered herein.

Additionally, the Company's Member Control Agreement stipulates that each member shall have the right to one (1) vote regardless of the number of Units owned or their perceived worth in relation to the overall Company value; where such Units purchased by agricultural producers (otherwise known as "family-farmers") are designated as Class-A and those purchased by non producers are designated as Class-B units. As previously noted, said Units are identical in all respects except that a majority of the Board of Governors must be comprised of Class-A classified members. As a result, distributions from Company operations, related allocations of net income or losses, and liquidation proceeds if and when applicable, will be made to members in proportion to their corresponding Units owned – also regardless of the Company's overall perceived value – as provided for by the aforementioned Member Control Agreement.

ORIGINAL/CURRENT OFFERING AND PLAN OF DISTRIBUTION

The original offering relating to this project, which provided 12,000-minimum/30,000-maximum Membership Units priced at $100 per unit on the same terms as is being provided for this offering without using an underwriter or incurring any related commissions, commenced in February 2003 and closed on October 3, 2003 when the 12,588 (or $1,258,800 worth of) subscriptions collected were returned to applicable investors as a result of (i) the lease site desired was not accessible, (ii) the debt financing necessary to move forward with said project, after taking into account the investment proceeds then available, did not materialize, and (iii), management felt the afore-noted issues warranted delaying the project and corresponding offering until a more favorable situation presented itself.

Given the more favorable circumstance for developing the initial restaurant project availed itself in the 4Q-2006, namely a desired lease was available and considerable interest by prospective investors was again expressed, the Company presented 12,000-minimum/30,000-maximum Membership Units through a separate offering; where the offering price was $100.00 per unit, the minimum purchase per subscriber was twenty (20) Units, and the termination date for said offering was on December 4, 2006. As a result, the Company sold the minimum number of units on February 6, 2006 (e.g. $1,212,500 worth of unit proceeds were deposited in the account) and then the remaining or maximum number of units on July 18, 2006 (e.g. $3,000,000), in effect closing said offering; of which such proceeds were utilized for the development and working capital needs of said initial restaurant unit located within the Washington Harbour Complex in the affluent lower Georgetown area of Washington D.C.

Now, with the Company focusing on expanding the business via establishing a secondary restaurant unit in Washington D.C.'s Central Business District, the Company is presenting 10,000-minimum/50,000-maximum Membership Units through this offering; where the offering price is $100.00 per unit, the minimum purchase per subscriber is fifty (50) units, and the termination date for this offering is December 9, 2007. The Company is selling said units to prospective investors on a best efforts basis without using an underwriter, and therefore no commissions or underwriting fees will be deducted from the offering proceeds received. The Company has like before designated Robert Carlson and Mark Watne as sales agents under North Dakota law in connection with this offering; where the aforementioned individuals will be responsible for selling securities on behalf of the issuer. In offering the securities on behalf of the Company, Messrs Carlson and Watne will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the U.S. Securities Exchange Act of 1934; exempted because such individuals satisfy said Rule by (a) not selling securities for their own or for the accounts of others, whether generally or on a securities exchange, (b) not buying and selling their securities for their own accounts, again whether generally or on a securities exchange, (c) not receiving commissions or other remuneration based on securities transactions of any kind, size and scope, (d) not being associated with a broker-dealer at the time of their participation in this offering, (e) not being subject to a statutory disqualification as defined in section 3(a)(39) of the Act at the time of their participation in this offering, and (f), limiting their sales activities as set forth by said Rule. As of this filing, the Company has not incurred any new offering-related expenses (such as architectural, permit, printing, accounting, legal and project-manager fees); however, when applicable in the future will utilize membership unit proceeds for such purposes.

ESCROW ARRANGEMENT

All proceeds relating to this offering will be deposited in a non-interest bearing escrow account with the Bank of North Dakota, and all subscription proceeds will be returned to the subscribers without interest promptly following the Termination Date if subscriptions for at least 10,000 Membership Units (or $1,000,000) dollars have not been received as of said Termination Date. As of this filing, dated 12-09-2006, the Company had no subscriptions relating to this Offering deposited in the aforementioned escrow.

SOURCES AND USES OF PROCEEDS

The projected sources of capital for the Company are as follows:

	Minimum Subscription	Maximum Subscription
Subscription Proceeds	$ 1,000,000	$ 5,000,000

The proceeds of this offering are anticipated to be used as follows:

	Maximum $ 5,000,000	Mid-Point $2,500,000	Minimum $1,000,000
Pre-Opening Paid Media	$ 74,000	$ 17,500	$ 7,000
Build-Out Finishes	$ 500,000	$ 275,000	$ 90,000
General - Construction			
Design Fees	$ 195,000	$ 195,000	$ 195,000
Mechanical / Electrical	$ 725,000	$ 187,500	$ 75,000
Life Safety & Fees	$ 300,000	$ 150,000	$ 50,000
Fixtures, Furnishings & Equipment			
Washroom Accessories	$ 30,000	$ 15,000	$ 6,000
Food & Bar Equipment	$ 1,350,000	$ 812,500	$ 325,000
Furniture & Fixtures	$ 660,000	$ 255,000	$ 82,000
Millwork/Carpentry/Painting	$ 545,000	$ 200,000	$ 64,000
Music, Artifacts and Signs	$ 60,000	$ 30,000	$ 8,000
Office Furniture & PC-Equip.	$ 15,000	$ 7,500	$ 3,000
Point-of-Sales System	$ 105,000	$ 87,500	$ 35,000
Smallwares and Pre-Opening Costs			
Table Top	$ 55,000	$ 20,000	$ 5,000
Working Smallwares	$ 45,000	$ 15,500	$ 3,000
TOTAL DEVELOPMENT USES	$ 4,659,000	$2,268,000	$ 948,000
Working Capital Uses			
Opening Inventory (F&B)	$ 90,000	$ 45,000	$ 18,000
Pre-Opening Labor	$ 40,000	$ 20,000	$ 5,000
Cash/Contingency	$ 211,000	$ 167,000	$ 29,000
TOTAL WORKING CAPITAL USES	$ 341,000	$ 232,000	$ 52,000
TOTAL USES OF FUNDS	$ 5,000,000	$2,500,000	$1,000,000

BUSINESS OF THE COMPANY

Involvement of North Dakota Farmers Union / Formation of Agraria LLC

The North Dakota Farmers Union, or NDFU, is a non-profit association organized under the laws of North Dakota. Established in 1926, the cooperative currently maintains approximately 37,000 members with the express purpose of protecting the interests of its members and providing cooperative education and development. NDFU is governed by a board of nine (9) directors and maintains its principal place of business and office in Jamestown, North Dakota. Due to its tax principles and patronage requirements, NDFU's Board of Directors determined that the cooperative was not a viable entity to conduct the business functions of the restaurant company. Therefore, the cooperative established a separate entity for the proposed restaurant project on June 5, 2002, resulting in the organization of Agraria LLC as a North Dakota limited liability company. In doing so and as noted herein, NDFU will continue to provide organizational assistance and future development guidance to the business as necessary.

Restaurant Theme and Concept

The Company's restaurant concept markets images of the family-farmer including a wholesome way of life and trusted source of food products under the name Agraria. Said venture has and will continue to provide the Washington D.C. market with an upscale-casual dining restaurant that serves quality products sourced directly from farmers and controlled through such production, service and ownership of the business. The restaurants, using the unique branding "From Our Fields to Your Table", promotes the family-farmer via an enjoyable dining environment that is educational, multi-sensory, and interactive; while simultaneously providing top-level food servicing with unique variety currently challenged in the local restaurant industry.

Market Segment

Through its initial restaurant and continuing with the secondary location, the Company competes in the "upper-medium" restaurant segment; where the cuisine includes a mixture of specialty fusion and familiar fare, refined service is provided, and an interior design is higher than average grade. As a result, the Company anticipates continuing to attract a variety of guest types including (but not limited to) business-oriented patrons, resident families, members of the local diplomatic core, and Government officials.

Site Selection

Although the Company has explored various retail sites in Washington D.C. for its secondary location, it is currently in serious discussions for the 8,530 square feet site located in the new International Monetary Fund (IMF) headquarters building at 1900 Pennsylvania Avenue NW; which satisfies the Company's specifications for size, layout, and proximity to businesses and other local traffic to create adequate demand. The proposed site is located within the City's Central Business District and is a short distance from the White House, separate federal agencies, various businesses (that include law and lobbying firms as well as associations), museums, gym complexes, and high-end residential properties. The landlord of the property has offered prospective terms for a lease that are above the expectations of the Company's consultants, however, as previously noted the parties have not (as of this filing) entered into a binding agreement for the desired space; and as a result, there can be no assurances that said site will be available for the Company to establish the eventual secondary restaurant unit therein as said landlord may lease the premises to another tenant.

The proposed lease terms for the IMF site, which, as noted, have not been finalized and are subject to change as the Company and landlord engage in further negotiations, are as follows:

1. **Rent**

   (a) **Base Rent / Annual Increases:** $23.50 per square foot, resulting in annual rent payments of $200,455 dollars or monthly rent payments of approximately $16,705; which is less than half the going market rate. Additionally, commencing in the 4th lease year said base rent has an annual escalator of three (3) percent that then continues throughout the remainder of the lease term.

   (b) **Additional Percentage Rent:** If applicable, is nine (9) percent of the unit's gross annual sales in excess of $475.00 dollars per square foot.

   (c) **Utilities and CAM Expenses:** The unit is to satisfy its utility costs to the relevant provider directly and $4.00 dollars per square foot for common area maintenance (CAM) costs, where said CAM expenses incur annual escalations of three (3) percent beginning November 1, 2010.

2. **Securitization of the Lease**: The Company would provide a rent guarantee for the performance of the lease in the form of a $1,000,000 dollars letter-of-credit (LOC) for the first 3-yrs of the lease; where, if not in default under said lease, such LOC obligation reduces by $500,000 after the 1st-year, $250,000 after the 2nd-year, and the remaining $250,000 upon the end of the 3rd-year.

3. **Rent Commencement Date:** Although possession of the space would be on an earlier date, the rent commencement date is Tuesday, January 1, 2008; thereby enabling tenant to benefit from several months of not paying rent.

4. **Landlord Improvement Contribution:** The landlord will contribute $1,000,000 dollars toward the space's build-out once an equal amount has been put toward the overall construction of the space by the tenant.

5. **Investment Return:** Should annual sales in any of the first four (4) years of the term not exceed $3,000,000 dollars, tenant would have the option to either receive a further reduction in its annual rent due to landlord or be released from said lease and compensated fifty (50) cents on the dollar for its initial investment in the premises; which is unheard of in the industry.

5. **Rent Abatements:** Landlord would provide rent abatements and/or other commensurate compensation should it request the premises be closed for any reason; the latter of which would be determined by the pro-rata costs of such closing or the forgone revenue based on like properties in the area.

5. **Term:** The proposed lease is for a period of 10-years, with two (2) renewal options each for five (5) year periods on the same terms.

With regard to provision-3, and thus why monies for the payment of rent are not included in the Use of Proceeds noted on page-14, it is typical in the industry – as was the case with the Company's initial restaurant location – for a building landlord to provide rent abatements via establishing a later 'Rent Commencement Date' relative to a tenant's possession of the space during the project's construction phase (while said tenant is not generating operating revenue). In the event the Company's lease discussions with said landlord are not concluded by the anticipated date as noted on page-15, causing other factors associated with preparing the space for renovation to be delayed (such as the submission of architectural and construction drawings, procurement of building materials, and the commencement of actual construction) the anticipated timeline associated with the aforesaid Rent Commencement Date would likely shift to a later date, such as the 2nd or 3rd-quarter of/in 2008; as determined by the relevant parties.

Restaurant Facilities and Layout

Building Component Sizing

The Company projects that with a total leased space of 8,530 square feet, its dining room area will require 6,030 square feet and accommodate approximately 180 guests, the bar area will be sized at 500 square feet with approximately 20 seats, and the kitchen/production area will occupy the second largest portion of the building premises at 2,000 square feet.

Lobby Area

The lobby will maintain an elegant seating area back-dropped by a wooden staircase and have a check-in station at the main entrance. The bar area, which will be adorned with specialty alcoholic beverages and farm-imagery, will be visible and freely accessible from the lobby station; and drink and appetizer service will be provided for those guests waiting to be seated, which will, in addition to mitigating congestion should such waiting for table seating occur, provide a supplemental revenue generation mechanism.

Bar Area

The bar area will emphasize comfort with lounge-style decoration, and, although this area's "experience" is principally for socializing and beverages, the full menu will be offered to further supplement restaurant revenue streams.

Main Dining Area

The 180 seat dining area, which is comprised of two floors, will retain an upscale-casual dining-room atmosphere where table sizes and design vary and natural light flows throughout the space on account of the floor-to-ceiling windows. Additionally, family-farm artwork/related imagery will be located throughout the space as well as product stories noted within the menu to provide brand enhancement for the company concept.

Kitchen/Production Area

The 2,000 square feet kitchen area will include all storage, preparation/production, manager offices, janitorial, mechanical & electrical rooms, servicing (including bar), and other support functions to the dining and bar areas.

Restaurant Cuisine

Menu Strategy

The Company's Executive Chef, whose CV and current seasonal menu is provided in Exhibit-H, has developed a distinctive menu to service both the existing and secondary-to-be restaurant under the Agraria brand; offering a tantalizing variety complemented by an extensive wine-list and several 'signature items' that have garnered favorable attention by customers, and thereby establish the key drawing component for repeat customers and the basis for 'word of mouth' guest advertising. As previously noted, such has been and will continue to be further complemented by the utilization of the highest quality home-grown ingredients: pasta, chicken, beef, bison, breads, salads, and other specialty products for both restaurants' base source of food supply. Additionally, said menu is refreshed as needed; and seasonal items are highlighted to generate continued public interest thereof.

Menu Concept

1. ***Appetizers (Soup & Salad)***
   Appetizers include fresh salads, dried and curried meat plates, uniquely flavored side breads as well as soups with a wider than average variety including an emphasis on cream-based, meats and vegetables type offerings.

2. ***Entrees (Steak Meat, Chicken & Pasta)***
   Entrees focus on various cuts of meats such as Prime Rib, Rib Eye, Tender-Loin, N.Y. Strip, Filet Mignon, and hamburger, as well as chicken dishes served with local flare. A large variety of pasta, produce, vegetarian and seafood options are also offered, but depend on seasonal availability.

3. ***Desserts (Fruit & Bakery)***
   Desserts focus on bakery products such as cobblers, puddings, cheesecake, fruit-shortcakes and the like.

4. ***Beverages (Juices, Beer & Wine)***
   In addition to the standard contingent selection of beverages, namely sodas, ice teas, and juice drinks, the restaurant also maintain an assortment of domestic and international beers on tap as well as an extensive, fairly-priced wine list; adhering to the concept that wineries are of family-farm origin.

Pricing

The secondary restaurant unit will, like the initial unit located within the Washington Harbour, maintain a price-point in the ten-to-fifty ($10-50) dollars pricing structure of the industry; so as to target the broader-based market. Given the exceptional food quality and abundant offerings through its upscale-casual family-style dining, the restaurant's price-value relationship is high and therefore expected to continue to yield significant favor with customers in this segment. Assuming only modest food price increases in 2007, lunch pricing for main course combinations will be in the $10-$25 price range and dinner pricing will be in the $17-$45 price range; thereby affording the average food-check per guest as $24.25 for lunch and $35.69 for dinner.

Service Excellence

Like with its initial restaurant unit, the Company recognizes that even with all the culinary pieces of the formula correctly in place one minor negative service experience has the potential to ruin guests' visit and lose their business. Those of concern, which are usually attributed to non-attentiveness by staff, include guests waiting a prolonged time before having their order taken or receiving the check, a water glass not being re-filled quickly, or an unclean fork being provided at set-up. To prevent this, the secondary restaurant unit's management team will implement a rigorous training program (similar to that done at the Washington Harbour location) addressing such potentially problematic issues prior to the secondary property's opening, as well as impart how to quickly and professionally turn a negative situation into a positive one; thus increasing the likelihood of maintaining guests as repeat customers, the essential requirement for both restaurants' long-term success. Additionally, the new restaurant will instill the personal service aspect into its training regimen: everything from how a guest is greeted/seated by the host-staff to how the wait-staff services the table to how the Chefs visit tables and inquire on the meal and overall dining experience; thereby personalizing and underscoring premium service.

Staff will also be trained to enter guest names and preferences into a restaurant databank that, along with feedback from customers via comment cards and the restaurant's website, will be used on an on-going basis to provide personalized service and enable the restaurant to mail-out targeted promotional materials. Studies have shown that such innovative and simple attentions, which take a minimal amount of staff time and effort, result in significant increases of customer satisfaction in family-dining type restaurants; and in return promote repeat business.

Restaurant Operations

Restaurant Management

The Company will continue to retain *The Magnate Group LLC*, a Washington D.C. consulting and financial services firm with extensive contacts and experience in the restaurant industry, as its Project-Manager for the venture (to also oversee the second restaurant unit's development); and *Brady-Martz LLP*, an independent North Dakota-based accounting firm, to again serve as the project's certified public accountant (ensuring proper financial oversight). Like before, both entities will report to the Company's Board of Governors on matters pertaining to the business.

Employees

The Project-Manager (PM), working with the eventual restaurant General-Manager, will recruit through its contacts and locally in newspapers, nationally via trade publications and websites, as well as post positions with restaurant culinary curricula. Other senior staff candidates will be interviewed by the PM (and if applicable new GM) in consultation with the company's Board.

Given the resource of available and interested staff from the existing restaurant unit, which are already trained in the Company's concept and service standard, coupled with the state of the local economy (e.g. the ample number of qualified professionals now available therein), it is anticipated that the subsequent page-noted staff-hires will be acquired prior to the second restaurant's formal opening for reasonable compensation packages with standard industry benefits and performance-based bonuses. Full-time personnel are expected to work 40-hours per week in two standard shifts, whereas part-time personnel will work 10 to 30-hours a week depending on the expected levels of demand.

Employees/Staffing – Continued

Human-Resources Breakdown

Position	Full-Time	Part-Time	Rate of Pay
General Manager	1	0	$ 6,250/month + bonus % of salary
Assistant Managers	1	0	$ 3,750/month
Chef de Cuisine	1	0	$ 4,585/month + bonus % of salary
Sous Chef	2	1	$ 3,750/month
Pastry Chef	1	2	$ 3,750/month
Prep Cooks	4	3	$ 2,800/month
Bookeeper	1	0	$ 5,000/month
Hostesses	2	3	$ 10.00/hr
Waitstaff/Servers	7	10	$ 2.77/hr
Bustaff	3	4	$ 7.15/hr
Dishwasher/Janitorial	2	3	$ 7.15/hr
Bartenders	1	3	$ 2.77/hr

Training

The Company will continue to utilize job descriptions (provided below and on the next page) and provide a comprehensive training manual, which will help the trainees to understand what skills are required to be successful in each employment opportunity. Additionally, to retain and evaluate employees, the Company will also utilize job evaluations on a semi-annual basis.

General Manager: Responsibilities/Duties

Maintaining at least five (5) years of experience within the industry, responsibilities include serving as liaison with the parent company, bookkeeping, foodservice operation, employee performance/evaluations, payroll oversight, marketing & PR, maintaining the appropriate level of insurance coverage as well as the required City - food, alcohol, sanitation, building, zoning, environment, fire, ADA, OSHA - license & permits governing the business, condiment purchasing, and all other functions to the foregoing.

Assistant Managers: Responsibilities/Duties

Maintaining at least two (2) years of industry experience, primary responsibilities include assisting the GM with daily operations of the restaurant; including bookkeeping, foodservice operation, employee performance, payroll oversight/quarterly evaluations, marketing & promotional efforts, insurance and City/State license & permits, condiment purchasing, and other functions to the foregoing.

Chef de Cuisine: Responsibilities/Duties

Serving as direct support staff to the Corporate Executive Chef and executing the restaurant menu concept, maintaining expert cooking knowledge and culinary degree, service-handler certification, food preparation, working with the restaurant GM on F&B inventory management and visiting guest tables to inquire on their dining experience.

Staffing/Training – Continued

Prep Cook/Sous Chef: Responsibilities/Duties
Primary responsibilities include direct support of food preparation to the Executive Chef and/or Chef de Cuisine, as well as assistance with F&B inventory management.

Hostesses: Responsibilities/Duties
Primary responsibilities include greeting/seating customers, entering guest names and preferences into the restaurant databank, discretely pushing appetizers and drinks sales, and resolving problematic issues (if any).

Wait-staff/Servers: Responsibilities/Duties
Primary responsibilities include top-level service, collecting customer feedback, providing guests with facts about the family-farm component, discretely pushing meal and drink sales, and gauging customer(s) dining experience.

Bus-staff: Responsibilities/Duties
Primary responsibilities include "busing" tables, serving as support staff to the waiters/waitresses, and collecting customer feedback cards for the hostess.

Marketing
Print advertising will begin one month prior to the opening of the new restaurant in order to generate additional awareness for, and build corresponding excitement with, local businesses and general residents in the surrounding target areas. Specifically, quarter-page ads will be placed in the Friday and Saturday editions of the *Washington Post* and *Washington Times*, as well as several weekly local business publications during the same period, to target both family and business diners who either work or reside in the District. Assuming this offering is fully subscribed, the following is the anticipated publication costs:

Timeframe	**Event**	**Vehicle(s)**	**Cost**
1-Month Prior	Advertisements Introducing the *Agraria Restaurant*	Washington Post	$ 18,000.00
		Washington Times	$ 14,000.00
		Other Local Publications	$ 5,000.00
2-Weeks to 1-Month After	Additional Advertisements	Washington Post & Times	$ 32,000.00
		Other Local Publications	$ 5,000.00
		Total Cost:	$ 74,000.00

Purchasing
The fundamental theme of the new restaurant, consistent to that of the existing unit, will be to emphasize and promote products that are family-farm based; both benefiting the venture in terms of promotional value as well as reduced product costs. And although the new restaurant will not be able to source all food products directly from family-farmers, the goal will be to utilize existing family-farm supply lines on key products and to continually look to increase participation of other local producers as a special feature/linkage to that market. Due consideration, including relevant cost factors, will be given to processors and distributors as channels for this operation; and stringent requirements will be implemented to ensure the highest product quality for such.

Competition

Like most of the United States, the Washington D.C. restaurant industry is highly competitive and fragmented; where the number, size and strength (financially and otherwise) of restaurants varies widely. That said, based on comparable price-points and location in this market, the new restaurant will primarily compete with the following establishments:

Kinkead's
This restaurant primarily focuses on seafood products/dishes in an elegant, yet somewhat stuffy business-oriented style dining facility.

Primi-Piatti
Although it has served the downtown area for close to twenty (20) years focusing on northern Italian cuisine thanks to its chef and owner proprietor, the restaurant has lost much of its sparkle (both in terms of décor as well as culinary freshness).

Taberna del Alabardero
Located two blocks away, this fine-dining establishment focuses on Spanish cuisine with "old-world" ambience and decoration.

Government Regulations

Like all restaurants, the Company will continue to be subject to regulation by governmental agencies and to corresponding license & permitting requirements by local health, sanitation, building, zoning, safety, fire and other departments relating to the development and operation of its existing and new restaurant. Additionally, the Company will be governed by "dram-shop" statutes, which generally stipulate that a person injured by an intoxicated person may have the right to recover damages from the establishment that wrongfully served alcoholic beverages to the aforementioned intoxicated individual. In terms of employment agreements, there are numerous Federal and D.C. laws and regulations governing the Company's employment relationships and the manner in which the restaurant generally does business therein; including the *Americans with Disabilities Act,* OSHA, and relevant food safety laws. While the Company has and will continue to strive to comply with all such applicable laws, there can be no assurances that a violation of any of these or other laws will not occur in the future; and as such, assuming a violation in this respect does occur, there can be no assurances that any liability imposed as a result of a violation by the Company would not exceed the Company's insurance coverage and would not significantly hinder the Company's financial stability. Specific government regulations pertaining to applicable liquor, food, health, sanitation, building, zoning, safety and fire licenses, among others, can be obtained at the District of Columbia's Department of Consumer & Regulatory Affairs located at 941 North Capitol Street NE, Washington D.C. 20002, telephone (202) 442-4400, and/or on-line at www.dc.gov.

Intellectual Property

The Company has received/obtained trademarks for the name "Agraria" and the corresponding slogan "From Our Fields to Your Table" with the U.S. Patent and Trademark Office; as provided in Exhibit-I. Although, as of this filing, no trademark infringements have occurred against said marks, the Company cannot predict whether such will be adequate to prevent misappropriation of trademark rights or the use by other establishments of the restaurant features based upon, or otherwise similar to, the Company's restaurant concept.

Management's Plan of Operations and Timeline of Activities

Although the Company will begin receiving offering proceeds as soon as the minimum amount is raised and through its closing (as herein noted), it is possible that no proceeds will be available for pre-opening expenses even though the space lease may be finalized by then. In the case where proceeds are not accessible or should said space lease not be finalized by the anticipated aforementioned date, the Company will still hold any proceeds received through said Termination Date and push back the corresponding development plan as described below. Assuming adequate funding through the acquisition of proceeds by this offering, the Company has established the following timeline for the new/secondary restaurant's development:

- Retention of Design and Build Team — Completed

  The Company has retained the award-winning services of *Adamstein & Demetriou* design and *Forrester Construction* firms for the project.

- Business License Acquisition — Completed

  The Company registered *Agraria LLC* as a foreign company in Washington D.C. on 10/19/2004, and maintains "Certificates of Good Standing" as of this filing.

- Finalization of Site Lease — March 1, 2007

  The Company has entered into lease discussions with the landlord of the proposed site, and, assuming no complications on terms, anticipates concluding said lease negotiations and taking possession of said space by the above-noted date.

- Retention of Senior Restaurant Management — June 1, 2007

  Although the Corporate Executive Chef has been chosen, it is anticipated that the new restaurant's other senior staff (e.g. GM/AGM) will be retained by the above date.

- Liquor License Acquisition — July 1, 2007

  The required application for an Alcoholic Beverage Control license has not yet been submitted to the government of the District of Columbia. Based on an anticipated February-2007 submission and the City's current permit schedule for restaurants, approval of its license is expected on or around the above provided date.

- Non-GM Employee Hiring/Training — July 15, 2007

  The Project-Manager, working with the new General-Manager, will recruit through various publications and industry curricula; and subsequently implement a training regime for relevant staff on or around the above-noted date.

- Construction/Renovation Work Completion — August 15, 2007

  Based on current budgetary and construction planning, notably the required permitting, material-ordering and installation inherent in the construction phase, completion of the site's renovation is anticipated by the above date.

- Opening — September 1, 2007

  Assuming the above is completed on the provided timeline, it is anticipated that the restaurant opening will occur on or around the above date; following a "soft-opening" with friends and family that will take place one (1) week prior.

BOARD GOVERNORS

Board of Governors / Executive Officers

Below and on the subsequent page are the existing nine (9) Company Board of Governors and other relevant organization officials:

Name and Title	Age

ROBERT CARLSON, President/Governor **59**

Mr. Carlson is currently the president of North Dakota Farmers Union. He serves as president of Farmers Union Mutual Insurance Company and Farmers Union Service Association. On the national level, Carlson serves as a board member of National Farmers Union, Farmers Union Enterprises and National Farmers Union Insurances. A former member of the USDA-Agricultural Trade Advisory Committee for Grains & Oilseeds, Mr. Carlson recently traveled abroad to China and Japan to develop niche markets for North Dakota commodities. He chairs the Legislative and Trade Committee at National Farmers Union and represents NFU at International Federation of AG Producers' meetings. Mr. Carlson was also an organizing member of the Dakota Growers Pasta Company, in which he remains an active member. He and his wife, Mary, raise small grains and oilseeds near Glenburn, N.S.; the Carlsons have two adult sons.

RICHARD SCHLOSSER, Vice-President/Governor **56**

Mr. Schlosser was elected NDFU vice president in January, 1997. He and his wife, Mary, along with their six children farm near Edgeley; raising small grains and row crops. In addition, he is also a director of LaMoure County Farmers Union and serves on the Dakota Valley Rural Electric Cooperative board since 1994. Schlosser is a past director of Edgeley Farmers Union Oil Company, has served on numerous cooperative boards, and is involved in community activities.

TERRY ULRICH, Secretary/Governor **49**

Mr. Ulrich has operated his diversified farm/ranch since 1982, raising wheat, oats, flax, sunflowers, crambe, corn, alfalfa, and a cow/calf operation. He obtained his Bachelor of Science degree from North Dakota State University in 1980 and has been active in various Farmers Union associations, including President of the McIntosh County Farmers Union (1998-present) and Director for District #6 of the North Dakota Farmers Union since 1998. He has served in numerous community service positions, including Director of Ashley Job Development Authority (1994-98), Vice-President of Ashley Job Development Authority (1998), Wind Energy Development Steering Committee (2001), and Marshall Foundation Cultural Exchange Program (2000).

ELWOOD "WOODY" BARTH, Governor **45**

Mr. Barth is a farmer and rancher producing corn, small grains, forages, and maintains a cow/calf operation. He is a graduate of Bismarck State College, has served as Chairperson of the North Dakota Credit Review Board since 1989, Chairperson of Flasher Community Credit Union since 1990, Chairperson of National Farmers Union Policy and Action Committee in 2001, and Board Member of Flasher Farmers Union and Elevator from 1987-99.

TERRY BORSTAD, Governor **59**

Mr. Borstad and his wife Mary reside in Cando and have four children. He has been farming in the Benson and Ramsey counties for 34 years, raising small grains and oil seeds. Mr. Borstad is past president of the Ramsey County Farmers Union Board, serves as chairman of the Devils Lake Farmers Union Oil Company as well as on the Boards of the New Rockford-Fessenden Co-op Transport Association, the N.D. Co-op Directors Association, and the Dakota Pride Cooperative. He holds a B.S. in Agriculture, is an active pilot and FFA advisor as well as an Agri-Business college instructor.

DENNIS STROMME, Governor **58**

Mr. Stromme and his wife Cathy have a beef cow operation and raise cereal crops and oilseeds near Zahl. He was elected to the Williston Farmers Union Oil Co. board in 1978 and has served as chairman since 1989. He is also president of Williams County Farmers Union and has served on that board for 33 years. He is involved in numerous community activities and is a past director of the ND Grain Growers.

BOB FINKEN, Governor **47**

Mr. Finken and his wife De Anne have five children. Mr. Finken grows a variety of small grains, oilseeds and specialty crops (most of which are as certified seed) while operating a portable seed cleaning unit. Mr. Finken began his service on the Ward County Farmers Union Board in 1991, having served as president from then thru 1996 and again 1999, and serves on the area credit union, Verendrye Electric, Farm Credit Services, Dakota Pride, Meridian Seeds, and Dakota Growers Pasta co-op Boards.

MARCY SVENNINGSEN, Governor **44**

Ms. Svenningsen and her husband Greg farm near Valley City; they have two children in college and a 180-head beef cow herd. They own and rent 1,500 acres of crop land; raising wheat, buckwheat, rye, corn, oats and soybeans. When not involved with facilities assisting persons with disabilities, Ms. Svennindsen also serves on the Barnes County Farmers Union board in the capacity of president.

ROBERT KUYLEN, Governor **45**

Mr. Kuylen and his wife Brenda have three children and maintain a farm/ranch operation near South Heart; raising cattle, wheat, oats, barley, safflower and mustard. Mr. Kuylen has also served as President on the Stark County Board, secretary of the South Heart/Belfield Farmers Union Oil Company, and vice president of South Heart's Pheasant Country Golf Course. He has been a volunteer firefighter since 1980, including serving as chief and as an instructor of Hazardous Materials for the Marshal's office.

Each of the above-noted individuals maintains a principal office address of 1415 12th Ave. SE, Jamestown, N.D. 58402 (Telephone 701-252-2340 and Fax 701-252-6584), has served in said capacities since the formation of the Company, and will continue to serve in his or her elected capacity in accordance with the aforementioned Member Control Agreement. No remuneration has been provided to the Governors of the Company as of the date of this Offering.

Development Personnel

Mark Watne and principals of *The Magnate Group LLC* (MG) have and will continue to assist the Company in its organizational efforts and development; Mr. Watne is employed by NDFU whereas MG was retained by the Company to serve as Project-Manager for this and prior ventures pursuant to the terms of a consulting agreement discussed below and in Exhibit-D.

> Mr. Watne is employed by NDFU as a Cooperative Development Specialist. He also owns and operates a 1600-acre farm northwest of Velva, N.D. and is a graduate of North Dakota State University with a degree in agricultural mechanization. He currently serves as President of the Quentin Burdick Center for Cooperatives' Advisory Board and is a Board member of Oilseed Partners LLC and Oilseed Growers LLC. Although the Board of Governors appointed Mr. Watne to the position of liaison to the PM for the Company, he has not, nor will he, receive compensation from the Company for his assistance through the close of the equity offering.

The Magnate Group LLC is a Washington D.C. consulting and financial services firm that provides business support services for companies and State & local authorities; specifically in strategic management and operational development throughout various industries. Relevant principals of MG include the following: *Tom Prescott, President*, who maintains roots in both government and the private sectors, with a strong background in the foodservice, hospitality and financial services industries as well as a substantial track record in international trade policy; including the implementation of various multilateral negotiations, numerous legislative items, and key Administration initiatives. In addition to having worked in various areas of the above-noted industries, Mr. Prescott has also served in several U.S. department agencies such as the U.S. Department of Agriculture, as well as provided guidance to two presidential campaigns. *Dan Levine, Vice-President for Financial Services*, whose professional experience includes over ten years of service in the Accounting and Finance industry: as a consultant for several public restaurant companies, with several startups in the conversion of their accounting standards and public offering preparation, and, as an independent contractor to The World Bank, specifically the International Bank of Reconstruction & Development on budgeting and cost management.

Consulting Agreement with The Magnate Group LLC

The Company maintains an on-going agreement with *The Magnate Group LLC* for the latter to serve as Project-Manager for the restaurant venture (see Exhibit-D for the material contract). MG is responsible for all aspects related to the development of the new restaurant – such as, but not limited to, lease negotiations, overseeing the design and build-out work, obtaining the requisite permits, acquiring the necessary kitchen/bar equipment and furniture, qualifying employees, and all other activities related to the foregoing – and overseeing the operations of the initial property.

MG's term of engagement with the Company was initially established on September 22, 2004 for a period of nine (9) months, was then extended [first] through January-06 [second] through January-07 [and most recently] through January 2008; with a provided compensation rate of ten thousand ($10,000) dollars per month and project-specific reimbursed "out-of-pocket" expenses. Prior to the conclusion of said contract, the Company and MG will discuss the latter's continued role; where MG has already expressed its agreement, if afforded the opportunity, to continue the contract beyond the commencement of operations as the parties deem appropriate.

LEGAL MATTERS

A legal opinion on the corporate law of North Dakota and that the Units, when issued and sold in the manner herein referred, will be legally and validly issued, fully paid and non-assessable, has been provided for the Company by N.D.-based law firm *Vogel, Weir, Hunke & McCormick, Ltd.*

EXPERTS

Brady-Martz & Associates P.C., the North Dakota-based certified public accounting firm, has been retained by the Company and opined on the relevant federal income tax consequences to prospective investors; that the Company will be treated as a partnership under federal tax law. And although the financial statements provided in this offering have not been audited, future audited statements will be furnished to applicable investors on an annual basis.

FEDERAL INCOME TAX CONSEQUENCES

The following summary of tax considerations that may be relevant to individual prospective investors was prepared by the certified public accounting firm *Brady-Martz & Associates P.C.*, the consent of which, along with other relevant information, is provided in Exhibit-F of this filing. Additionally, *Brady-Martz & Associates P.C.* has opined that the Company will be treated as a partnership under federal tax law; however, it is impractical for purposes of this summary opinion to provide comment on all aspects of federal, state or local income tax laws that may affect the tax consequences of investing in the Company as such consequences are often uncertain and many of them will not be the same for all taxpayers. As such, prospective investors are advised to consult their tax adviser so as to fully understand the income and tax consequences of participating in this venture. As part of this summary the Company has made certain statements of intent and representations that have been incorporated herein, and are reasonably relied upon by Brady-Martz & Associates P.C.

Classification as a Partnership

The U.S. Treasury Department has issued regulations that allow an unincorporated entity to choose to be taxed as a corporation or partnership, assuming the entity is not considered a publicly traded partnership. The Member Control Agreement, attached in Exhibit-B, specifies that the Company will be taxed as a partnership.

Publicly Traded Partnership Rules

In order to qualify for taxation as a partnership, the Company must not be treated as a publicly traded partnership under Section 7704 of the Internal Revenue Code, which generally defines such as a partnership whose interests are traded on an established securities market, or are readily tradable on a secondary market. The Company represents, based on the aforementioned, that it is confident that it will not be treated as a publicly traded partnership provided that transfers of Membership Units are made only pursuant to the "safe harbors" permitted in the Articles of Organization and Member Control Agreement as described below. Also, as stipulated by Section 1.7704-1 of U.S. Treasury Regulations, interest in a partnership is not considered traded on an established securities market or readily tradable on a secondary market unless the partnership participates in the establishment of the market, or the partnership recognizes any transfers made on the market by redeeming the transferor partner's interests, or admitting the transferee as a partner. As such, the Company further represents that it does not intend to list the Class-A or Class-B Units on any stock exchange or the NASDAQ Stock Market, nor will it provide any information to broker-dealers that would enable such to trade Units under Rule 15c2-11 of the U.S. Securities Exchange Act of 1934, as amended. In addition, Article IX of the Member Control Agreement only permits transfers of Units that will preserve the partnership tax status of the Company by complying with the provisions of said Treasury Regulations, which generally provide that interests will not be treated as readily tradable on a secondary market if the interests are transferred pursuant to "safe harbors" including "private transfers", qualified repurchases, and transfers pursuant to a qualified matching service.

> Private transfers include transfers in which the transferee's tax basis is determined by reference to the transferor's tax basis in the interest transferred, transfers by reason of death, including transfers from an estate or testamentary trust, transfers between members of a "family" within the meaning of Section 267(c)(4) of the Internal Revenue Code, transfers from retirement plans qualified under Section 401(a) of said Code or an IRA, and "block" transfers, which is any transfer by a related person as defined in said Code in one or more transactions during any 30 day period, or interest representing more than two (2) percent of the total interests in partnership capital or profits.

Additionally, transfers pursuant to a qualified redemption or repurchase are disregarded in determining whether interests are readily tradable on a secondary market if the following conditions are met: first, the redemption or repurchase cannot occur until at least 60-days after the partnership receives written notice of the member's intent to exercise the redemption or repurchase right; second, either the purchase price is not established until at least 60-days after receipt of notification or the purchase price is established not more than 4x times during the entity's tax year; and third, the sum of the capital interests or profits transferred during the year, other than private transfers, cannot exceed 10% of the partnership capital interests or profits.

Transfers through a qualified matching service are also disregarded in determining whether interests are readily tradable, where a matching service is qualified only if: (i) it consists of a computerized or printed system that lists customers' bid and/or ask prices in order to match members who want to sell with persons who want to buy; (ii) matching occurs either by matching the list of interested buyers with the list of interested sellers, or through a bid and ask process that allows interested buyers to bid on the listed interest; (iii) the seller cannot enter into a binding agreement to sell the interest until the fifteenth (15) calendar day after his/her interest is listed, which date must be confirmable by maintenance of contemporaneous records; (iv) the closing of a sale effected through the matching service does not occur prior to the forty-fifth (45) calendar day after the interest is listed; (v) the matching service displays only quotes that do not commit any person to buy or sell an interest at the quoted price; non-firm price quotes, or quotes that express an interest in acquiring an interest without an accompanying price, non-binding indications of interest; (vi) the matching service does not display quotes at which any person is committed to buy or sell a interest at the quoted price (firm quotes); (vii) the seller's information is removed within one hundred and twenty (120) days of its listing and is not reentered into the system for at least sixty (60) days after its deletion; and (viii) the sum of the percentage interests transferred during the entity's tax year, excluding private transfers, does not exceed ten (10) percent of the total interests in partnership capital or profits.

Federal Taxation of the Company and its Members
Because the Company is being treated as a partnership for federal income tax purposes, members will be required to report on their federal income tax returns their distributive share of all items of the Company's income, gain, loss, deduction, and/or credit for any taxable year of the Company ending within or with their taxable year, without regard to whether such members have received or will receive any distributions from the Company. As a partnership the Company will not be taxed upon it income. In the event the Company is treated in any taxable year as an association, taxable as a corporation, and not as a partnership for federal income tax purposes, no losses of the Company can be deducted by its members on their personal income tax returns as such losses would be taken by the Company against its income, if any. Further, the Company's income would be subject to the corporate income tax and any distributions from the Company to members would not be deductible by the Company. Rather, such distributions would be taxable to the members as dividends to the extent the Partnership, as an association, is taxable as a corporation, resulting in a material reduction in the anticipated cash-flow and after-tax return to investors from such an investment.

State Taxation of the Company and the Members
Members are subject to tax in their state of residence, as well as in those states in which the entity does business if an individual member's income for that state exceeds the minimum filing requirements. As a result, members are advised to consult their tax advisors with respect to the tax laws of their state of residence and any state in which the Company may do business.

Tax Basis and Other Limitations on Loss Deductions
As described below, members are subject to three distinct (yet related) provisions that limit their ability to utilize net losses from the Company. Should one or more of these limitations apply in a particular taxable year, said members may not deduct all or a part of their share of Company net losses for such year. To the extent that net losses attributable to a member's interest cannot be utilized to offset certain other taxable income in the current year, including salary, active business and portfolio income, such losses will be suspended and applied against a member's share of Company income, or a member's income from other passive sources in future years. The ability to utilize net losses from the Company also may be limited in a particular tax year to members' tax basis or their amount "at risk." Upon complete disposition by members of their interest in the Company, any remaining losses suspended due to the passive activity rules will be allowed to the extent such losses do not exceed their tax basis or their "at risk" amount.

Limitations of Loss Deductions from Passive Activities
The Internal Revenue Code provides that losses from a trade or business activity in which a taxpayer does not "materially participate" will not be allowed to offset certain other taxable income of that taxpayer, including salary/active income and "portfolio income" such as dividends, interest, royalties & capital gains. Generally, losses attributable to an LLC membership interest are treated as arising from a nonparticipating or "passive" trade and such can be used only to offset passive income from the partnership or other passive activities.

Limitations on Loss Deductions under Section 465

Under Section 465 of the Internal Revenue Code the amount of losses that individuals and certain corporations may deduct with respect to most business and investment activities, are limited to the amount that the individual or corporation is "at risk" with respect to such activity. Losses disallowed for the taxable year because of the "at risk" limitations can be carried forward indefinitely and utilized in a subsequent year if then permitted by the "at risk" limitation. Initially, members will be "at risk" as to the Company for an amount equal to the cash paid for their membership interests. However, in subsequent years, members' amount "at risk" generally will be increased by their allocable share of the Company's undistributed taxable income and reduced by their allocable share of the Company's losses and the Company's distributions.

Tax Basis of Membership Interests

The tax basis of interests of members in the Company will be equal to the amount of cash contributed by said member to the Company, increased by the member's share of Company (taxable and nontaxable) income and decreased (but not below 0) by member distributions, the member's distributive share of Company losses and any Company expenses not deductible in computing the Company's taxable income. A member's basis may also be subject to adjustment for any non-recourse debt on Company real estate. However, because of the tax basis limitations, a member cannot deduct a loss in excess of the member's tax basis and any excess loss would be suspended until such time as the member's tax basis is once again positive.

Disposition of Units

If an actual sale of a member's Units occurs, gain or loss will be recognized equal to the difference between the amount realized and the member's basis in the Units sold; the amount realized for this purpose would include cash and the Fair Market Value of any other property given as consideration for the sale. Conversely, if a member's interest is redeemed or liquidated by the Company, the member will recognize income to the extent any cash, or cash equivalent, received by the member exceeds the member's tax basis. Generally, if a member receives property as part of the liquidation, any possible gain associated with the liquidation and the distributed property would be deferred; the recipient member's basis for property received as a liquidating distribution would be equal to the member's basis in the Company immediately before the distribution, reduced by any cash received. Generally, gain or loss recognized by a Unit holder on the sale or exchange of a Unit held for more than one (1) year will be taxed as long-term capital gain or loss. However, if the disposition is part of a Company liquidation of the member's LLC interest, a portion of the gain or loss will possibly be separately computed and taxed as ordinary income under Internal Revenue Code §751 to the extent attributable to depreciation recapture or "other unrealized receivables" or "substantially appreciated inventory" owned by the Company. It is possible that members could have a tax liability that exceeds cash proceeds of the sale in the event that non-recourse real estate debt has been utilized as basis.

Self-Employment Issues

Neither Congress nor the IRS have finalized how a member's LLC annual share of income from a LLC interest may be subject to self-employment tax. Until final guidance is provided, a concern remains that any member's share of LLC income will be subject to self-employment tax.

Tax Returns and Tax Information

The Company must file an annual Federal information return on Form 1065, and furnish members information on Schedule K-1, Form 1065 which they will need to file their federal, and any required state and local tax returns. The preparation and filing of such tax returns will be the responsibility of said members. In the event the IRS audits and disagrees with the tax positions taken on the Company's tax returns, separate audits of members' tax returns could result, especially if adjustments are required, which may result in tax liabilities, penalties and interest to said members.

[Remainder of This Page Has Been Left Blank Intentionally]

PART F/S
(FINANCIAL STATEMENTS)

AGRARIA LLC - UNAUDITED BALANCE SHEET
AS OF 12-31-2005 AND 11-1-2006

ASSETS	**12/31/05**	**11/1/06**
CURRENT ASSETS		
Cash & Cash Equivalents	1,214,527.30	2,100,000.00
Prepaid Expenses	-	-
Total Current Assets	**1,214,527.30**	**2,100,000.00**
PROPERTY & EQUIPMENT		
Less Accumulated Depreciation	-	-
Net Property, Equipment	**0**	**610,472.70**
OTHER ASSETS (Intangibles, Goodwill)		
Less Accumulated Amortization	-	-
Net Other Assets	-	-
Total Assets	**1,214,527.30**	**2,710,472.70**
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	1,214,527.30	2,710,472.70
Current Portion of Long-Term Debt	-	-
Total Current Liabilities	**1,214,527.30**	**2,710,472.70**
LONG-TERM DEBT		
Less Current Portion	-	-
Net Long-Term Debt	-	-
MEMBER'S EQUITY	**0**	**0**
Total Liabilities & Members' Equity	**1,214,527.30**	**2,710,472.70**

See Notes to the Financial Statements on Pages-36 and 37

AGRARIA LLC - UNAUDITED STATEMENT OF OPERATIONS
FOR PERIODS 1-1-05 THRU 12-31-05 AND 1-1-06 THRU 11-1-2006

OPERATIONS	**1/1/05-12/31/05**	**1/1/06-11/1/06**
REVENUE		
3000-K Street/Washington D.C. Location (After A/P and Separate Expense Deductions)	-	(75,000.00)
Prudential Financial "Tenant-Improvement" Allowance for 3000-K Street/WDC Location	-	1,000,000.00
GROSS PROFIT	**0**	**925,000.00**
EXPENSES / ACCOUNTS PAYABLE		
Architectural Design Fees	222,250.00	55,000.00
Salaries and Wage Fees	138,080.65	139,848.47
Dues and Subscriptions Fees	675.00	850.00
Legal Fees	26,643.57	26,425.35
Insurance Premium Fees	-	2,500.00
Travel and Lodging Fees for Project-Manager	645.00	819.10
Website Design and Hosting Fees	5,169.00	2,400.00
Marketing and Advertising Fees	4,395.00	3,500.00
License-Related Fees	150.00	150.00
Administrative and General Fees	101,245.00	72,500.00
(Prior) Offering Costs	$3,500	-
1319-F Street Location Development Fees	11,774.16	-
3000-K Street Location Developmental Fees (Including Kitchen & Bar Equipment Purchases)	700,000.00	2,406,479.78
Total Expenses Before the Deduction of Gross Profit	*(1,214,527.30)*	*(2,710,472.70)*
NET INCOME / (LOSS)	**(1,214,527.30)**	**(1,785,472.70)**
BALANCE, MEMBERS' EQUITY BEGINNING OF PERIOD	**-**	**-**
Contributions/Cash Infusions	**1,028,282.30**	**1,785,472.70**
Development Grants	**186,245.00**	**-**
Net Income (Loss)	**(1,214,527.30)**	**(1,785,472.70)**
BALANCE, MEMBERS' EQUITY END OF PERIOD	**0**	**0**

See Notes to the Financial Statements on Pages-36 and 37

AGRARIA LLC - UNAUDITED CASH-FLOW STATEMENTS
FOR THE PERIODS 1-1-05 THRU 12-31-05 AND 1-1-06 THRU 11-1-2006

OPERATING ACTIVITIES	**1/1/05-12/31/05**	**1/1/06-11/1/06**
Net Income (loss)	**(1,214,527.30)**	**(1,785,472.70)**
Charges & Credits to Net Income Not Affecting Cash		
Depreciation	-	-
Amortization	-	-
Change in Assets and Liabilities		
Prepaid Expense	-	-
Accounts Payable	1,214,527.30	2,100,000.00
NET CASH, OPERATING ACTIVITIES	**0**	**314,527.30**
INVESTING ACTIVITIES		
Purchase of Property, Equipment	-	610,472.70
NET CASH, INVESTING ACTIVITIES	**0**	**610,472.70**
FINANCING ACTIVITIES		
Cash Infusions	1,214,527.30	1,785,472.70
Proceeds from Long-Term Debt	-	-
Payments for Loan Origination Costs	-	-
Principal Payment	-	-
NET CASH, (USED FOR) FINANCING ACTIVITIES	**1,214,527.30**	**1,785,472.70**
NET CHANGE IN CASH	**1,214,527.30**	**2,710,472.70**
CASH, BEGINNING OF YEAR	**0**	**0**
CASH, END OF PERIOD	**1,214,527.30**	**2,710,472.70**

See Notes to the Financial Statements on Pages-36 and 37

AGRARIA LLC – NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

NOTE 1 – NATURE AND LIMITATIONS OF REPORTING

These unaudited financial statements present, to the best of Company management's knowledge and belief, its financial results of operations for 2005 and year-to-date 2006; which include all normal and recurring adjustments necessary for a fair statement of results for said periods.

NOTE 2 – NATURE OF OPERATIONS

Principal Business Activity
Agraria LLC is a North Dakota limited liability company organized to establish, own and operate upscale causal restaurants throughout the country (initially in the Washington D.C. market) that focuses on the awareness of the American family-farmer and endeavor to allow such farmers to capture a greater share of the American food dollar. Although incorporated on July 5, 2002, the Company abandoned its initial efforts to establish said WDC restaurant as a result of the desired lease site not being accessible and the debt financing necessary to move forward with commencing such project not materializing. Therefore, the Company had no amounts to report in calendar years 2002 and 2003, maintained development activity (again, relating to its initial WDC restaurant unit) from 4Q-2004 through mid-2006 as it established the Georgetown Harbour restaurant location as herein described, and awaits the June 3, 2006 to year-end operational results from said unit before incorporating such business activity into its overall finances.

Additionally, the Company presently maintains a nine (9) member Board of Governors and one-hundred and eighty-three members (e.g. 137 "Class-A" and 46 "Class-B" shareholders), as described on page-7 of this offering-circular and provided in further detail in Exhibit-J hereto. As of this filing, the Company is in the expansion phase of the business with current efforts being devoted to continuing operations at the initial (e.g. 3000-K Street, Washington D.C.) location and establishing a secondary restaurant unit; with regard to the latter, including the financing activities relating thereto.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

Fiscal Reporting Period
The Company has a December 31st fiscal year for financial reporting purposes.

Basis of Accounting
The Company uses the accrual basis of accounting in accordance with generally accepted accounting principles, where revenues are recognized as earned and expenses as incurred.

Revenue
The revenue listing relates to the initial WDC/3000-K street restaurant unit's current operating loss. The Prudential Financial (e.g. building landlord) infusion was part of said restaurant's lease provisions (specifically providing the Company a "Tenant Improvement" allowance/allocation, which does not result in a corresponding equity position in the Company) to use toward the construction and build-out of such site location; as is typical in the restaurant industry.

Significant Accounting Policies, Listed Expenses – Continued

Listed Expenses
The salaries/wages expense is for the project-manager services performed by *The Magnate Group LLC*. The dues and subscriptions are for annual membership in the Restaurant Association of Washington D.C. and costs for receiving restaurant industry publications, respectively. The travel/lodging expense is for said project-manager to attend the annual NDFU convention in North Dakota. The marketing expense relates to restaurant advertisements in various industry and local publications. The license fees are for limited liability company status within the District of Columbia. The administrative and general fees are associated with company overhead charges. The prior offering costs include all relative printing and accounting fees for the previous company offering. The 1319-F street development fees relate to a site location that was considered but not chosen for the initial restaurant unit, whereas the 3000-K street development fees are for the site location said initial *Agraria Restaurant* was actually established in Washington D.C. And all other non-described expenses, such as the architectural design, legal, insurance, and website design/hosting fees, are self-explanatory.

Cash Contribution
The cash infusions were provided as equity contributions by the current business owners as herein noted (and further described in Exhibit-J) whereas the development grants were previously provided by NDFU as non-reimbursable development funds for this project, and did not result in Membership Units being conveyed to NDFU for such grants.

Equipment Purchases
The kitchen and bar equipment purchases, although part of the overall A/P expenses, are split from such account for purposes of providing the total acquisitions relating thereto.

Income Taxes
The Company is organized as a LLC under North Dakota state law, where its earnings are treated as member pass-through; and as such, taxes have not been taken into consideration for the reporting period.

[Remainder of This Page Has Been Left Blank Intentionally]

INDEX AND DECRIPTION TO THE EXHIBITS

A. Charter/By-Laws
The Company's Articles of Organization, which were established on July 5, 2002 in the State of North Dakota, and are presently in full force and effect.

B. Rights of Securities Holders
The Company's Member Control Agreement, which defines the rights of any holder of the equity securities that are being issued in this Offering.

C. Subscription Agreement
The Company's Subscription Agreement and corresponding Letter of Investment Intent that will be used in connection with the purchase of securities associated with this Offering.

D. Material Contract/Consent
The Company's project-manager contract/agreement established with The Magnate Group LLC on 09-22-2004 as well as its 05-10-2005, 01-09-2006 and 12-08-2006 extensions and consent to be named herein.

E. Escrow Agreement
The Company's Escrow/Impoundment Agreement that will be used with this offering.

F. Expert Consent
The Company's certified public accountant's written consent to include its opinion on the relevant federal income tax consequences for prospective investors in this offering.

G. Legal Opinion
The Company's legal counsel opinion as to the legality of this offering's securities, indicating when sold they will be legally issued, fully paid and non-assessable, as well as its opinion on North Dakota corporate law.

H. Corporate Executive Chef
The chef's resume and current seasonal menus for the existing and new/secondary restaurant.

I. Intellectual Property
The Company's trademark registrations for 'Agraria" and "From Our Fields to Your Table" issued on 05-10-2005 and 12-06-2005, respectively, by the U.S. Patent & Trademark Office.

J. Membership Units Listing
The Company's current ownership and corresponding equity percentage listing.

K. Additional Exhibits
The Company's registration with the government of the District of Columbia as a limited liability company, and its Certificate of Good Standing from the State of North Dakota.

OFFERING-CIRCULAR SIGNATURES

This Offering-Circular December 9, 2006 filing, has been duly signed by the following Board of Governors member in Washington D.C. on the date indicated below:

(Signature)

December 9, 2006

(Date)

Robert Carlson, President/Governor

OFFERING-CIRCULAR SIGNATURES

This Offering-Circular December 9, 2006 filing, has been duly signed by the following Board of Governors member in Washington D.C. on the date indicated below:

(Signature)

December 9, 2006

(Date)

Richard Schlosser, Vice-President/Governor

OFFERING-CIRCULAR SIGNATURES

This Offering-Circular December 9, 2006 filing, has been duly signed by the following Board of Governors member in Washington D.C. on the date indicated below:

(Signature)

December 9, 2006

(Date)

Terry Ulrich, Secretary/Governor

OFFERING-CIRCULAR SIGNATURES

This Offering-Circular December 9, 2006 filing, has been duly signed by the following Board of Governors member in Washington D.C. on the date indicated below:



(Signature)

December 9, 2006

(Date)

Elwood "Woody" Barth, Governor

OFFERING-CIRCULAR SIGNATURES

This Offering-Circular December 9, 2006 filing, has been duly signed by the following Board of Governors member in Washington D.C. on the date indicated below:

Terry Borstad
(Signature)

December 9, 2006
(Date)

Terry Borstad, Governor

OFFERING-CIRCULAR SIGNATURES

This Offering-Circular December 9, 2006 filing, has been duly signed by the following Board of Governors member in Washington D.C. on the date indicated below:

Dennis Stromme

(Signature)

December 9, 2006

(Date)

Dennis Stromme, Governor

OFFERING-CIRCULAR SIGNATURES

This Offering-Circular December 9, 2006 filing, has been duly signed by the following Board of Governors member in Washington D.C. on the date indicated below:

Bob Finken

(Signature)

December 9, 2006

(Date)

Bob Finken, Governor

OFFERING-CIRCULAR SIGNATURES

This Offering-Circular December 9, 2006 filing, has been duly signed by the following Board of Governors member in Washington D.C. on the date indicated below:

Marcy Svenningsen

(Signature)

December 9, 2006

(Date)

Marcy Svenningsen, Governor

OFFERING-CIRCULAR SIGNATURES

This Offering-Circular December 9, 2006 filing, has been duly signed by the following Board of Governors member in Washington D.C. on the date indicated below:

Robert Kuylen

(Signature)

December 9, 2006

(Date)

Robert Kuylen, Governor

Agraria LLC

Tab-3

EXHIBIT-LISTING

EXHIBIT A

ARTICLES OF ORGANIZATION

RECEIVED
JUL 05 2002
SEC. OF STATE

ARTICLES OF ORGANIZATION
OF
AGRARIA, LLC

The undersigned organizers, being natural persons eighteen (18) years of age or older, in order to form a limited liability under North Dakota Century Code, Chapter 10-32, hereby adopts the following Articles of Organization:

ARTICLE I
NAME

The name of this Company is AGRARIA, LLC.

ARTICLE II
REGISTERED OFFICE AND AGENT

The registered office of this Company is located at 1415 12th Avenue SE, Jamestown, North Dakota 58401-5956 .

The name of the Registered Agent of this Company is Mark Watne.

ARTICLE III
PURPOSES

This Company is organized for the following purposes:

A. To own, construct, operate, lease, finance, contract with, and/or invest in retail restaurant operations;

B. General business purposes consistent with the North Dakota Limited Liability Company Act.

ARTICLE IV
INTERNAL REGULATION PROVISIONS

The provisions for the internal regulation of the Company are as follows:

A. Each manager and governor, past or present of the Company, and each person who serves or may have served at the request of the Company as director, officer, governor, manager, employee or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, and their respective heirs and legal representatives, shall be indemnified by the Company in accordance with, and to the fullest extent permissible under, the provisions of North Dakota Statutes Chapter 10-32, as it may be from time to time amended. Whenever the applicable provisions of North Dakota Statutes Chapter 10-32 make indemnification permissible upon the finding that certain standards are met, such indemnification shall be mandatory by the Company.

B. No governor of the Company shall be personally liable to the Company nor to its members for any monetary damages or breach of fiduciary duty as a governor. However, this provision shall not eliminate or limit the liability of a governor:

(1) For any breach of the governor's duty of loyalty to the limited liability company or to its members;

(2) For acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

(3) For any distributions from the Company which are determined to be illegal under North Dakota Statutes (Section 10-32-66 or any successor thereto);

(4) For any transaction from which the governor derived an improper personal benefit; or,

(5) For any act or omission occurring before the date when the provision in the Articles of Organization eliminating or limiting liability becomes effective.

ARTICLE V
ORGANIZER(S)

The name and address of the organizer of this Company is as follows:

Blaine Lundgren	7082 Highway 13 Kulm ND 58456-9705
Lisa Faleide	5174 30th Street NE Maddock ND 58348
Terry Ulrich	10098 51st Ave. SE Ashley ND 58413-9312

We, the above-named Organizers, have read the foregoing Articles Of Organization, know the contents, and believe the statements made therein to be true.

DATED this 28th day of June, 2002.

[SEE ATTACHED SIGNATURE PAGES]

AGRARIA, LLC

ARTICLES OF ORGANIZATION
SIGNATURE PAGE

Blaine Lundgren

Blaine Lundgren Organizer

AGRARIA, LLC

ARTICLES OF ORGANIZATION
SIGNATURE PAGE

Lisa Swanson Faleide

Lisa Faleide Organizer

AGRARIA, LLC

ARTICLES OF ORGANIZATION
SIGNATURE PAGE

Terry Ulrich — Organizer

NORTH DAKOTA
Filed 7-11 20
Secretary of State

EXHIBIT B

MEMBER CONTROL AGREEMENT

TABLE OF CONTENTS

ARTICLE **Page**

AGRARIA LLC
MEMBER CONTROL AGREEMENT
(CONTAINS RESTRICTIONS ON TRANSFER OF MEMBERSHIP INTERESTS)

THIS MEMBER CONTROL AGREEMENT (the "Agreement") is effective by and among Agraria LLC, a North Dakota limited liability company (the "Company"), and all of the individuals and entities who have subscribed for and purchased membership units of the Company, upon the Company receiving the required minimum subscription of said membership units.

RECITALS

WHEREAS, North Dakota Century Code §10-32-50 authorizes all of the members of a North Dakota limited liability company to enter into a "member control agreement" relating to the control of any phase of the business and affairs of the limited liability company, its liquidation, dissolution and termination, and/or the relations among its members;

WHEREAS, said North Dakota code further stipulates that a limited liability company's Articles of Organization are not required to authorize capital units prior to an offering, as the premise of its capital structure is that members own membership units (e.g. interests); and

WHEREAS, said Members and the Company desire to enter into such a member control agreement with respect to the Company.

NOW, THEREFORE, in consideration of the foregoing, the mutual agreements of the parties contained herein and the mutual benefits to be gained by the performance hereof, the parties hereto agree as follows:

ARTICLE I - DEFINITIONS

The terms defined in this Article I shall, for all purposes of this Agreement (except as may be otherwise expressly provided in this Agreement or unless context otherwise requires), have the following respective meanings:

1.1 "Act" shall mean the North Dakota Limited Liability Company Act contained in North Dakota Century Code Ch. 10-32.

1.2 "Agreement" shall mean this Member Control Agreement, as amended, modified or supplemented from time to time, including any schedules thereto. The Company does not intend to adopt an Operating Agreement, but rather has included matters regarding the internal operation of the Company in this Agreement.

1.3 "Articles of Organization" shall mean the articles of organization filed on behalf of the Company with the North Dakota Secretary of State, as amended from time to time.

1.4 "Board" or "Board of Governors" shall mean the functioning board of governors of the Company.

1.5 "Capital Account" shall mean the account of a member that is maintained in accordance with the provisions of Section 6.3.

1.6 "Class-A Membership Units" shall mean the Membership Units to be owned by agricultural producers with the rights specified herein. Owners of such Units may be referred to individually or collectively as Class-A Members.

1.7 "Class-B Membership Units" shall mean the Membership Units to be owned by any person and not limited to agricultural producers, with the rights specified herein. Owners of such Units may be referred to individually or collectively as Class B-Members.

1.8 "Code" shall mean the U.S. Internal Revenue Code of 1986, as amended, and any successor thereto. Any reference herein provided to specific sections of the Code and [applicable] U.S. Treasury Regulations thereunder, shall be deemed to include a reference to any corresponding provisions of future law.

1.9 "Company" shall mean Agraria LLC, a North Dakota limited liability company.

1.10 "Contribution Agreement" shall mean a written agreement between the Company and a person desiring to make a contribution that sets forth the terms of such person's agreement to make a contribution (and admission as a member if not already such), including without limitation the agreed-upon value of the contribution that shall be made by such person to the capital of the Company and the Membership Interest to which such person shall be entitled.

1.11 "Distributions" shall mean the distributions to the members of cash or other assets of the Company made from time to time pursuant to the provisions of this Agreement.

1.12 "Estimated Member Tax Liability" shall mean thirty (30) percent of the excess of (a) the sum of items of income/gain of the Company over (b) the sum of items of deduction/loss of the Company, as reported on the Company's federal partnership tax return for the fiscal year.

1.13 "Financial Rights" shall mean a member's rights to share in Net Income and Net Losses (Distributions) with respect to a Membership Interest in accordance with this Agreement.

1.14 "Governance Rights" shall mean all of a member's rights as a member in the Company other than Financial Rights.

1.15 "Governor" shall mean a natural person serving on the Board of Governors.

1.16 "Manager" shall mean a natural person elected, appointed, or otherwise designated as a manager by the Board of Governors, and any other natural person considered elected as a manager pursuant to the Act.

1.17 "Member" shall mean all persons who own Membership Units and includes [collectively] both Class-A and Class-B members.

1.18 "Membership Interests" shall be equal to the Membership Units, whether Class-A or Class-B owned by the member, divided by all outstanding Membership Units.

1.19 "Membership Units" shall mean both Class-A and Class-B Membership Units.

1.20 "Person(s)" shall mean any individual, partnership, limited liability company, corporation, cooperative association, estate, trust or other entity.

1.21 "Preemptive Right(s)" shall mean the right of a member to make contributions or enter into a Contribution Agreement [to make contributions] of a certain amount before the Company may accept new contributions from other persons.

1.22 "Required Records" shall mean those records of the Company required to be maintained under North Dakota Century Code '10-32-51.

1.23 "Tax Withholding Obligation" shall mean an amount equal to the portion of any amount allocated, credited, or otherwise distributable to a member that the Company is required to withhold for income tax purposes pursuant to any applicable Federal, State, local, or other governmental agency law or regulation.

1.24 "Voting Interests" shall mean the votes actually cast by the members on any matter submitted to a vote of the Membership.

ARTICLE II
MEMBERS; MEMBERSHIP INTERESTS

2.1 Class-A Membership. Class-A Membership Units shall be issued to agricultural producers who subscribe to purchase Membership Units of the Company. The Company's Board of Governors reserves sole discretion to determine whether an individual is an agricultural producer and may establish policies related thereto. Class-A Membership Units may be transferred to other agricultural producers in accordance with Article IX herein contained. Moreover, upon a member ceasing to be an agricultural producer, said Class-A Membership Units shall be [immediately] converted to Class-B Membership Units.

2.2 Class-B Membership. Class-B Units shall be issued to any person who is not an agricultural producer and who subscribes to purchase Membership Units in the Company.

2.3 Rights of Class-A and Class-B Members. The financial and governance rights of Class-A and Class-B Units shall be identical, with the exception that a majority of the Board of Governors must be Class-A members.

2.4 Other Classes of Membership Interests. Members may authorize the issuance of other classes of Membership Interests with such rights as it deems appropriate.

2.5 Qualifications for Membership. Qualification for purchase of Class-A Membership Units requires that prospective members must be members of the North Dakota Farmers Union.

2.6 Voting. Each Member shall be entitled to one (1) vote and no more upon each matter submitted to a vote at a meeting of said members (or for action taken without a meeting). All questions shall be decided by a vote of a majority of/by the members voting in person thereon, except as otherwise provided by law, the Articles of Organization, or this Agreement. Voting by proxy and cumulative voting shall not be allowed, but signed votes may be used when specifically authorized by resolution of the Board of Governors. When so authorized, signed votes shall be valid and entitled to the same force and effect as a vote in person if the member has been previously notified in writing of the exact motion or resolution upon which the vote is taken. Each member that is not a natural person shall designate in writing an authorized voting representative to cast such member's vote. A member may designate a new authorized voting representative by written notice to the Company. Whenever this Agreement or the Act allows for or requires the members to consent to such an action, the authorized voting representative of each member shall grant or withhold such consents on behalf of such member; and the voting representative shall represent the member in all Company business and shall be eligible to serve as a Governor in the Company. No individual may be authorized to cast more than two (2) votes (in the capacity of a voting representative) for non-person member entities in addition to his or her own membership vote at a membership meeting.

2.7 Members; Required Records. The names and addresses of the members are set forth in the Company's records, where each Member shall give the Board of Governors at least ten (10) days prior written notice of any change in such information. The Company shall maintain the Required Records at its principal place of business or other designated location.

2.8 Additional Members. No additional members shall be admitted to the Company except with the approval of the Board of Governors and after providing to current members Preemptive Rights as provided below.

2.9 Preemptive Rights.

(a) When Preemptive Rights Arise. A member has a Preemptive Right whenever the Company has approved the acceptance of contributions from or entering into an Agreement with any person.

(b) Exemptions from Preemptive Rights. No Preemptive Rights arise as to contributions to be accepted from or Agreements to be entered into with, other persons when the contribution is:
(i) to be made in a form other than money;
(ii) to be made or reflected pursuant to a plan of merger or exchange; or
(iii) to be made or reflected pursuant to a plan of reorganization approved by a court of competent jurisdiction pursuant to a State or Federal statute.

(c) Extent of Preemptive Rights. The extent which each member may make a new contribution, by exercise of a Preemptive Right, is the ratio of that such member's Membership Interest before the new contribution bears to the total of all members' Membership Interests before the new contribution.

(d) Waiver of Preemptive Rights. A member may waive a Preemptive Right in writing; and unless otherwise provided in the waiver, a waiver of Preemptive Rights is effective only for the proposed contribution or Contribution Agreement described in said waiver.

(e) Notice of Preemptive Rights. When proposing to accept new contributions or enter into Contribution Agreements with respect to which members have Preemptive Rights under Section 2.6, the Board of Governors shall cause notice to be given to each member entitled to such Preemptive Rights. The Board shall state the period of time that members have to respond to the notice, which shall not be less than ten (10) days.

2.10 New Restaurant Locations. In the event that the Company's restaurant concept is expanded to additional sites, whether in the initial market or new markets, the Company may determine that a separate legal entity is the most appropriate [legal and business] structure for each such new restaurant enterprise; and in those cases the members of the Company shall have the first right to participate in purchasing equity ownership of any such new entity. Said rights shall be consistent with the preemptive right respecting new equity of the Company; and therefore, each member will have the right to participate in the same ownership ratio as that member currently has in this Company.

ARTICLE III
MEETINGS OF, OR ACTIONS BY, THE MEMBERS

3.1 Regular Meetings. Regular meetings of the members shall be held on an annual basis; provided, however, that if a regular meeting has not been held during the immediately preceding fifteen (15) months, any ordinary member may demand a regular meeting of members by written demand given to the President or Secretary of the Company. At each such regular meeting, the members entitled to vote shall elect qualified successors for governors whose term(s) have expired or are due to expire within six (6) months after the date of said meeting and may transact any other business; provided that no business with respect to which special notice is required by law shall be transacted unless such notice shall have been given.

3.2 Special Meetings. A special meeting of the members may be called for any purpose or purposes at any time by the President; the Board of Governors; or by members owning not less than ten (10) percent of the voting power of all Membership Interests of the Company entitled to vote; and who shall demand such special meeting by written notice given to the President or the Secretary of the Company specifying the purposes of such meeting.

3.3 Adjournments. Any meeting of the members may be adjourned to another date, time and place; and no notice as to such adjourned meeting need be given if the date, time and place at which the meeting will be reconvened are announced at the time of adjournment.

3.4 Notice of Meetings. Unless otherwise required by law, written notice of each meeting of the members, stating the date, time and place (and in the case of a special meeting, the purpose or purposes) shall be given at least ten (10) days and not more than thirty (30) days prior to the meeting to every owner of Membership Interests entitled to vote at such meeting.

3.5 Waiver of Notice. A member may waive notice of the date, time, place and purpose or purposes of a meeting of members; with such notice being effective whether given before, at, or after the meeting, and whether given in writing, orally or by attendance.

3.6 Quorum. At any meeting of the members, a quorum necessary for the transaction of business shall be ten (10) percent of the first one hundred (100) members plus five (5) percent of additional members; provided, however, that a quorum shall never be more than fifty (50) nor less than five (5) members. Said members represented by signed votes may be counted in computing a quorum only on those questions as to which a signed vote is taken. If less than a quorum is present at any meeting, a majority of votes present in person may adjourn the meeting from time to time without further notice. The attendance of a sufficient number of members to constitute a quorum shall be established by a registration of members of the Company who are present at the meeting, which registration shall be verified by the President and Secretary, and shall be reported in the minutes of the meeting.

3.7 Action. Except as otherwise required in this Agreement or by law, all matters shall be decided by a [greater than fifty (50) percent] majority of the Voting Interests at a duly constituted meeting or by written action in the manner specified herein.

3.8 Action Without a Meeting. Any action required or permitted to be taken at a meeting of the members of the Company may be taken without a meeting by written action signed by the members who own Voting Interests equal to the Voting Interests that would be required to take the same action at a meeting of the members at which all members were present. Such written action is effective when signed by the required members unless a different effective time is provided in the written action; and notice of the text of such written action must be given in advance to all members.

3.9 Telephonic Meetings. A conference among members by any means of communication through which the members may simultaneously hear each other constitutes a regular or special meeting of members; assuming (i) the same notice is given of the conference to every owner of Membership Interests entitled to vote as would be required for a meeting, and (ii) if the Membership Interests held by the members participating in the conference would be sufficient to constitute a quorum at a meeting. Participation in a conference by such means constitutes presence at the meeting in person or by proxy if all the other requirements are met.

ARTICLE IV
BOARD OF GOVERNORS

4.1 Governance. The business and affairs of the Company shall be managed by and under the direction of a Board of Governors, whom is authorized to adopt all necessary policies, rules and regulations not inconsistent with this Agreement or the Articles.

4.2 Number; Qualifications. The members at the initial regular meeting shall determine the number of governors to constitute the Board, provided that thereafter the authorized number of governors may be increased or decreased by the members. Said Governors shall be natural persons and either members or voting representatives of members. At least a majority of said governors must be elected from Class-A Members, and the remaining governors shall be elected from either Class-B or other Class-A members. All Members have the right to vote for all governors, however, Class-A members, by a majority of its Voting Interests, may agree to a different composition of the Board as it pertains to any given election.

4.3 Election; Term. The members shall elect the governors at a regular meeting of the members, where the procedural process for nominating and electing governors shall be determined in advance of the meeting by the Board of Governors, and shall be communicated to all members at the same time as the notice of said meeting. The members shall establish the length of terms at the annual meeting, and each governor shall hold office until the end of the term and thereafter until a successor is elected and has qualified, or until the earlier death, resignation, removal or disqualification of the aforementioned governor.

4.4 Vacancies. Vacancies on the Board of Governors resulting from the death, resignation, removal or disqualification of a governor may be filled by the affirmative vote of a majority of the remaining governors, even though less than a quorum; except when the members elect new governors at a meeting at which governors are removed. Each person elected to fill a vacancy shall hold office until a qualified successor is elected by the members at the next regular meeting or a special meeting duly called for that purpose.

4.5 Place of Meeting. Each meeting of the Board of Governors shall be held at the principal executive office of the Company or at such other place as may be designated from time to time by a majority of the governors or by the [Company] President.

4.6 Regular Meetings. Regular meetings of the Board of Governors shall be held periodically, as established by the Board, but not less than quarterly.

4.7 Special Meetings. A special meeting of the Board of Governors may be called for any purpose or purposes at any time by the President or at least two (2) governors by fixing the date, time and place of the meeting and causing notice of said meeting to be given.

4.8 Notice of Meeting. If the date, time and place of a Board meeting was announced at a previous meeting of the Board, no notice is then required; however, in all other cases, at least five (5) days notice of meetings of the Board, stating the date, time and place of such, shall be given to each governor. Notice of an adjourned meeting need not be given other than by announcement at the meeting when adjournment is taken of the date, time, and place at which the meeting will be reconvened.

4.9 Waiver of Notice. A governor of the Company may waive notice of the date, time and place of a meeting of the Board; whether given before, at, or after the meeting, and whether given in writing, orally or by attendance. Attendance by a governor at a meeting is a waiver of notice of that meeting, unless the governor objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened.

4.10 Quorum. A majority of the governors currently holding office shall be necessary to constitute a quorum for the transaction of business. In the absence of a quorum, a majority of the governors present may adjourn a meeting from time to time without further notice until a quorum is [present]. Should a quorum be present when a duly called/held meeting is convened, the governors present may continue to transact business until adjournment, even though the withdrawal of a number of governors originally present leaves less than the proportion or number otherwise required for a quorum.

4.11 Acts of the Board. Except as otherwise required by law or specified in the Articles of Organization or this Member Control Agreement, the Board shall take action by the affirmative vote of a majority of the governors present at a duly held meeting, where each member of the Board of Governors shall have one (1) vote.

4.12 Written Action by Governors. Any action required or permitted to be taken at a meeting of the Board of Governors not needing approval by the members, may be taken by written action signed by the number of governors that would be required to take such action at a meeting of the Board of Governors at which all governors are present. Said written action is effective when signed by the required number of governors unless a different effective time is provided in the written action; notice of such action must be given in advance to all governors.

4.13 Participation by Electronic Communication. A governor may participate in a meeting of the Board of Governors by any means of communication through which the governor, other governors so participating, and all governors physically present at the meeting, may simultaneously hear each other during said meeting.

4.14 Absent Governors. If the governor is not present at the meeting, consent or opposition to a proposal does not constitute presence for purposes of determining the existence of a quorum; but consent or opposition shall be counted as a vote in favor of or against the proposal and shall be entered in the minutes or other record of action at the meeting.

4.15 Committees. A resolution approved by the affirmative vote of a majority of the Board may establish committees having the authority of the Board in the management of the business of the Company, to the extent provided in said resolution. At all times committees shall be subject to the direction and control of the Board, and a committee shall consist of one or more natural persons who need not be governors; instead be appointed by affirmative vote of a majority of the governors present at a duly held Board meeting. The procedural provisions of this Article [IV] shall apply to committees and members of committees to the same extent as those sections apply to the Board. Minutes, if any, of committee meetings shall be made available upon request to members of the committee and to any governor.

4.16 Compensation. The Board of Governors shall establish compensation of all governors for service(s) to the Company as governors, managers, or otherwise. By resolution by the Board, governors may be paid their expenses, if any, of attendance at each meeting of the Board and incurred in acting on behalf of the Company.

4.17 Presumption of Assent. For purposes of any liability, a governor of the Company who is present at a meeting of the Board (at which action on any Company matter is taken) shall be presumed to have assented to the action taken unless such governor (i) objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened, or (ii) votes against the action at the meeting.

ARTICLE V
MANAGERS

5.1 Number and Designation. The Company shall have one or more natural persons exercising the functions of the position of President, Treasurer, and Secretary of the Company. The Board of Governors may also elect a Vice-President, and such other managers or agents as it deems necessary for the operation and management of the Company; each of whom shall have the powers, rights, duties and responsibilities set forth in this Agreement unless otherwise determined by the Board. Any of the positions or functions of those positions may be held by the same person (such as the offices of Secretary and Treasurer may be combined).

5.2 President. Unless provided otherwise by a resolution adopted by the Board of Governors, the President shall (i) have general active management of the business of the Company, (ii) preside at meetings of the members and Board of Governors, (iii) see that all orders and resolutions of the Board of Governors are carried into effect, (iv) have authority to sign and deliver in the name of the Company any deeds, mortgages, bonds, contracts, or other instruments pertaining to the business of the Company, except in cases in which the authority to sign and deliver is required by law to be exercised by another person or is expressly delegated by the Board of Governors to some other manager or agent of the Company, (v) may maintain records of and certify proceedings of the Board of Governors and members, and (vi), perform such other duties from time to time as may be prescribed by the Board of Governors.

5.3 Vice-President. The Board of Governors may establish the position of Vice-President where during the absence or disability of the Company President, it shall be the duty of the Vice-President to perform all such duties of the President. And the Vice-President shall have such other duties and authority as established by the Board.

5.4 Treasurer. Unless provided otherwise by a resolution adopted by the Board of Governors, the Treasurer shall (i) keep accurate financial records for the Company, (ii) deposit all monies, drafts, and checks in the name of and to the credit of the Company in such banks and depositories as the Board of Governors shall designate from time to time, (iii) endorse for deposit all notes, checks, and drafts received by the Company as ordered by the Board of Governors, making proper vouchers thereof, (iv) disburse Company funds and issue checks and drafts in the name of the Company as ordered by the Board of Governors, (v) render to the President and Board of Governors, whenever requested, an account of all such transactions as Treasurer and of the financial condition of the Company, and (vi), perform such other duties as may be prescribed by the Board of Governors or the President from time to time.

5.5 Secretary. The Secretary shall attend all meetings of the Board and of the members, and shall maintain records (and whenever necessary certify all proceedings) of, the Board of Governors and of the members. The Secretary shall keep the Required Records of the

Company, when so directed by the Board of Governors or other persons authorized to call such meetings, shall give or cause to be given notice of meetings of the members and of meetings of the Board of Governors, and shall also perform such other duties and have such other powers as the President or the Board of Governors may prescribe from time to time.

5.6 Authority and Duties. In addition to the foregoing authority/duties, all managers of the Company shall have such authority and perform such duties in the management of the business of the Company as may be designated from time to time by the Board of Governors or in this Agreement. Unless prohibited by a resolution approved by the affirmative vote of a majority of the governors present, a manager elected or appointed by the Board may, without the approval of the Board, delegate some or all of the duties and powers of a position to others.

5.7 Term. All managers of the Company shall be elected by the Board and shall hold office until their respective successors are chosen and have qualified or until their earlier death, resignation or removal. A manager may resign at any time by giving written notice to the Company; where said resignation is effective without acceptance when the notice is given to the Company, unless a later effective date is specified therein. A manager may also be removed at any time, with or without cause, by a resolution approved by the affirmative vote of a majority of the governors present at a duly held Board meeting, subject to the provisions of any Member Control Agreement. A vacancy in a [managerial] position due to death, resignation, removal, disqualification or other cause may be filled for the unexpired portion of the term by the Board.

5.8 Compensation. The compensation of all managers of the Company shall be determined/fixed by the Board of Governors.

ARTICLE VI
CAPITAL CONTRIBUTIONS

6.1 Capital Contributions of Members. The names of the members and their respective contributions and the agreed value thereof, shall be reflected in the Company's records; and each member shall be credited with his/her respective Membership Interests as set forth in the Company's records.

6.2 Additional Capital Contributions of Members. No additional contributions to the capital of the Company from members shall be required; although the Board of Governors may, from time to time, vote to accept additional contributions from the members the price of which shall be established by the Board in a manner that bears a relationship to the Company's earnings, its assets, future prospects, and in consideration of the risk assumed by the initial members. In such an event, each member shall be allowed (but is not required) to contribute additional capital in proportion to the member's Membership Interests. Upon acceptance of a new contribution, the method for the restatement of value of previous contributions as set forth in N.D.C.C. §10-32-57 shall not be used; instead, the method of determining the value of the new units (as described herein) shall be used.

6.3 Capital Accounts. A separate Capital Account shall be maintained for each member where the initial balance(s) shall be (for each Member) the initial cash contribution made to the Company; in accordance with the capital accounting rules of U.S. Treasury Regulation Section 1.704-1(b)(2) and the provisions of this Agreement relative to the maintenance of Capital Accounts. In general, the Capital Account of each member shall be increased by (a) the amount of any contribution such member makes to the capital of the Company; (b) the agreed value of property contributed by such member to the Company, net of liabilities which the Company assumes or to which the property is subject; and (c) the share of

Company income and gains (including income and gains exempt from tax) allocated to such member under the provisions of Article VII; and shall be decreased by (i) any Distribution made by the Company to such member pursuant to the provisions of Article VII; (ii) the agreed value of any property distributed to such member by the Company, net of liabilities attached to such property which the member assumes or to which the property is subject; and (iii) the share of Company losses and deductions (including any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as such expenditures pursuant to U.S. Treasury Regulations Section 1.704-1(b)(2)(iv)(i)) allocated under the provisions of Article VII).

6.4 Transferee Succeeds to Transferor's Capital Account. Any transfers permitted by Article IX by a member to a transferee of all or a part of such member's Membership Units in the Company shall vest in such permitted transferee; and such permitted transferee shall become a successor in interest to the proportionate interest of the transferor Member's Capital Account to the extent of the Membership Units transferred.

6.5 No Right to Return of Contributions. The members shall have no right to the withdrawal or the return of their respective contributions to the capital of the Company except to the extent set forth in Section 11.3 upon liquidation of the Company.

6.6 No Interest on Capital. No interest shall be paid by the Company on the initial or any subsequent contribution to the capital of the Company.

ARTICLE VII
ALLOCATIONS AND DISTRIBUTIONS

7.1 Allocation of Net Income, Profits, Gains, Net Losses and Credits. All items of net income, profits, gains, net loss, credits, and deductions of the Company shall be allocated to each of the members in proportion to his/her respective Membership Units in the Company.

7.2 Special Allocations. The following shall be made in the following order:

(a) Minimum Gain Chargeback. Notwithstanding any other provision in this Article VII, should a net decrease in "partnership minimum gain" occur, as defined in Treas. Reg. Section 1.704-2(d), during any fiscal year of the Company, each member shall be specially allocated items of Company income/gain for such year in an amount equal to the portion of such member's share of the net decrease in partnership minimum gain; determined in accordance with Treas. Reg. Section 1.704-2(g)(2) that is allocable to the disposition of Company property subject to "non-recourse liabilities", as such term is defined in Treas. Reg. Section 1.752-1(a)(2). Allocations pursuant to the foregoing sentence shall be made in proportion to the respective amounts required to be allocated to each member pursuant thereto; and the items to be allocated under this Section 7.2(a) shall be determined in accordance with Treas. Reg. 1.704-2(j)(2), thereby complying with the minimum gain chargeback requirement in such regulation and shall be interpreted and applied consistently therewith.

To the extent permitted by such regulation and for purposes of this Section 7.2(a), each member's deficit capital account balance shall be determined prior to any other allocations pursuant to this

Article VII with respect to such fiscal year and without regard to any net decrease in partnership minimum gain during such year.

(b) Qualified Income Offset. Notwithstanding anything in this Article VII to the contrary, if a member unexpectedly receives an adjustment, allocation, or distribution described in Treas. Reg. Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), and such unexpected adjustment, allocation or distribution puts such member's capital account into a deficit balance or increases such deficit balance determined after adjusting such account for all other allocations tentatively made pursuant to this Article VII as if this Section 7.2(b) were not in this Agreement, such Member shall be allocated items of income and gain in an amount and manner sufficient to eliminate such deficit or increase as quickly as possible. It is intended that this Section 7.2(b) shall meet the requirement that this Agreement contains a "qualified income offset", as defined in Treas. Reg. Section 1.704-1(b)(2)(ii)(d).

(c) Gross Income Allocation. In the event any member has a deficit capital account at the end of any fiscal year that is in excess of the sum of (i) the amount such member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount such member is deemed to be obligated to restore pursuant to the penultimate sentences of Treas. Reg. Sections 1.704-2(g)(i) and Section 1.704-2(i)(5), each such member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible; provided that an allocation pursuant to this Section 7.2(c) shall be made only if such member would have a deficit capital account in excess of such sum after all other allocations provided for in this Article VII have been made as if Section 7.2(b) and (c) were not in the Agreement.

(d) Non-recourse Deductions. Non-recourse deductions, as defined in Treas. Reg. Section 1.704-2(b), for any fiscal year shall be allocated to the members in accordance with Section 7.1.

(e) Partner Non-recourse Deductions. Any "partner non-recourse deductions" for any fiscal year or other periods shall be specially allocated to the member who bears the economic risk of loss with respect to the "partner non-recourse debt" to which such partner non-recourse deductions are attributable in accordance with Treas. Reg. Section 1.704.2(i). For purposes of this Agreement, the term "partner non-recourse deductions" shall have the meaning set forth in Treas. Reg. Section 1.704-2(i)(2), and the term "partner non-recourse debt" shall have the meaning set forth in Treas. Reg. Section 1.704-2(b)(4). Further, the amount of partner non-recourse deductions with respect to a partner non-recourse debt for a Company fiscal year equals the excess, if any, of the net increase, if any, in the amount of partnership minimum gain attributable to such partner non-recourse debt during such fiscal year over the aggregate amount of the proceeds of the liability distributed during that fiscal year to the member that bears the economic risk of loss for such partner non-recourse debt.

7.3 Curative Allocations. The allocations set forth in Sections 7.2(a), 7.2(b), 7.2(c), 7.2(d) and 7.2(e), collectively the "Regulatory Allocations", are intended to comply with certain requirements of Treas. Reg. Section 1.704-1(b). Notwithstanding any other provision of this Article VII, the Regulatory Allocations shall be taken into account in allocating other items of income, gain, loss and deduction, and credit among the members so that the net amount of such allocations of other items and the Regulatory Allocations to each member shall be equal to the net amount that would have been allocated to each such member if the Regulatory Allocations had not occurred. Additionally, notwithstanding the preceding sentence, Regulatory Allocations relating to non-recourse deductions pursuant to Section 7.2(e) shall not be taken into account except to the extent that there has been a reduction in partnership minimum gain.

7.4 Operating Distributions; Minimum Distribution; Other Distributions.

(a) Operating/Minimum Distributions. Any distributions authorized by the Board of Governors, other than distributions upon liquidation pursuant to Section 11.3, Non-Ordinary Distributions pursuant to Section 7.4(b), and Tax Withholding Obligations that constitute distributions pursuant to Section 7.5, shall be distributed among the members based on their Membership Units as reflected in the Company's records. The Board shall annually authorize a distribution of cash to the members based on their Units in an amount at least equal to the Estimated Member Tax Liability to the extent such distribution is legally permitted; but only after all historical cumulative losses have been restored and the Company has net income of at least $100,000 for the year in question.

(b) Other Distributions. Distributions to members from sources other than "net operating profits", including refinancing of indebtedness or from the sale of the Company assets (other than in the ordinary course of business), shall be distributed among the members in the same manner as set forth in Section 11.3.

7.5 Tax Withholding Obligations Constitute a Distribution. Any Tax Withholding Obligation that is withheld by the Company shall constitute a distribution of such amount by the Company to the member to whom such Tax Withholding Obligation is attributable.

ARTICLE VIII
TAX MATTERS

8.1 Tax Characterization and Returns. The members acknowledge that the Company will be characterized as a partnership for income tax purposes, and as such, the Company shall prepare (or cause to be prepared) and file on or before the due date (or any extension thereof) any Federal, State or local tax returns required to be filed by the Company; and, except as otherwise provided in any Board resolution, shall have complete discretion and authority concerning any tax election required or permitted to be made by the Company. Further, the Company shall deliver (or cause to be delivered) to each member within ninety (90) days after the end of each fiscal year, or within a reasonable time thereafter if the Company's due date for a tax return is extended, such information concerning the Company as is necessary or appropriate to permit each member to properly complete any Federal, State or local income tax return in which members must include items attributable to the Company.

8.2 Tax Matters Partner. The Tax Matters Partner shall be the individual so designated in accordance with Sections 6221-33 of the Code and related Treasury Regulations, and such individual shall assume the responsibilities assigned to tax matters partners therein. The Board of Governors may designate the Tax Matters Partner or, if no such designation is made, the President of the Company shall be the Tax Matters Partner unless that official is not a member; in which case the Company President shall designate a member as the Tax Matters Partner. If on advice of counsel the Tax Matters Partner determines that it is in the best interest of the members that the final results of any administrative proceeding be appealed by the institution of legal proceedings, the Tax Matters Partner is hereby authorized to commence such legal proceedings in such forum as the Tax Matters Partner, on advice of counsel, determines to be appropriate. And, in the event the Tax Matters Partner selects a forum for appeal in which the members are required to deposit a proportionate share of any disputed tax before making such appeal, the Tax Matters Partner must obtain the approval of the Board of Governors and the consent of all members. Assuming such approval and consent is obtained, each of the members will be required to deposit and pay such member's proportionate share of such disputed tax before participating in said appeal; and the members acknowledge that such deposit under current law does not earn interest and that the failure to so deposit may preclude a member from pursuing any other sort of appeal by court action. Further, the Tax Matters Partner shall not be liable to any other member for any action taken with respect to any such administrative proceedings or appeal so long as the Tax Matters Partner is not grossly negligent or guilty of willful misconduct. Additionally, any costs paid or incurred by the Tax Matters Partner in connection with its activities in such capacity shall be reimbursed by the Company. Each member also acknowledges that any cost a member may incur in connection with an audit of such member's income tax return, including an audit of such member's investment in this Company, is such member's sole responsibility and obligation; and neither the Company, the Board of Governors, the Managers, nor the Tax Matters Partner shall be liable to any member for reimbursement or sharing of any such costs.

ARTICLE IX
ASSIGNMENT/TRANSFER OF MEMBERSHIP INTERESTS

9.1 Transfer of Membership Interests. Membership Units may be transferred only with the consent of the Board of Governors, with such consent being given, withheld, conditioned or delayed as the Board may determine in its sole discretion. Any proposed transfer of Units shall conform with Section 1.7704-1, et seq., of the Treasury Regulations as adopted and amended by the Internal Revenue Service from time to time. In this respect, it is the intent of this Agreement that the tax status of this Company be the same as for a partnership and that the Company preserve its partnership tax status by complying with Section 1.7704-1, et seq., and any amendments thereto. Additionally, the transferor and transferee must execute any such documents or instruments as the Board may deem necessary to effect such assignment. Nothing in this Article IX shall prohibit the collateral assignment of rights to distributions to any member, but no such assignee shall have the right, by virtue of such collateral assignment, to become a member or to have any governance rights.

9.2 Transfer of Class A Membership Units. Subject to the approval process set forth in Section 9.1, a Class-A member may transfer his/her Membership Units to either a producer or non-producer, however, the transfer of such Units to a non-producer will result in their automatic conversion to Class-B Units.

9.3 Severance Prohibited. Neither the Governance Rights nor the Financial Rights of a Membership Unit may be severed from the Membership Unit; except with respect to a collateral assignment permitted under Section 9.1. Any assignment of Membership Units shall cause the assignment of both the Governance Rights and the Financial Rights associated with that Membership Unit to the same assignee.

ARTICLE X
SUPER-MAJORITY ACTION

The Board of Governors shall not enter into or make the following actions or decisions by, for, or on behalf of the Company without the approval of at least sixty-six (66) percent of the Voting Interests:

(a) Any sale, exchange, transfer, consent to the execution of a deed in lieu of foreclosure, or other disposition of all of the Company's assets;

(b) The conversion of the Company to a corporation, general partnership, limited partnership or any other form of legal entity;

(c) Any merger or other combination of the Company with a separate/other person; or

(d) Dissolution of the Company.

ARTICLE XI
DISSOLUTION

11.1 Notice of Dissolution. As soon as possible following the occurrence of the event effecting the dissolution of the Company (whether pursuant to Article X or a statutory event), the appropriate representative of the Company shall execute a notice of dissolution in such form as shall be prescribed by the North Dakota Secretary of State; setting forth the information required under the Act, and shall file the same with the North Dakota Secretary of State's office.

11.2 Winding Up of Business. Upon filing a notice of dissolution with the North Dakota Secretary of State, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of said business; but its separate existence shall continue until a certificate of termination has been issued by the Secretary of State or until a decree dissolving the Company has been entered by a court of competent jurisdiction.

11.3 Distributions Upon Liquidation. Upon liquidation, the business of the Company shall be wound up, the Board of Governors shall take full account of the Company assets and liabilities, and all assets shall be liquidated as promptly as is consistent with obtaining the fair value thereof. If any assets are not sold, the relevant gain or loss shall be allocated to members in accordance with Article VII as if such assets had been sold at their fair market value at the time of said liquidation; whereas, if any assets are distributed to a member rather than sold, the distribution shall be treated as a distribution equal to the fair market value of the assets at the time of the liquidation. Further, said assets shall be distributed in the following order of priority:

(a) First, to the payment of all debts and liabilities of the Company, including all fees due to Governors and Managers, and including any loans or advances that may have been made by the members to the Company, in the order of priority as provided by law;

(b) Second, to the establishment of any reserves deemed necessary by the Managers or the person winding up Company affairs for any contingent liabilities or obligations of the Company;

(c) Third, to the members in proportion to their Membership Units.

ARTICLE XII
RESOLUTION OF DISPUTES AND ARBITRATION

12.1 Arbitration. All claims, counterclaims, and disputes arising out of or relating to this Agreement shall be settled and finally determined by arbitration to be held in a mutually agreeable city in accordance with the then existing Commercial Arbitration Rules (the "CAR") of the American Arbitration Association (the "AAA") or its successors and otherwise in accordance with the provisions of this Section. Notice of demand for arbitration shall be filed in writing with the other party or parties to the dispute and with the AAA.

12.2 Injunctive Relief. As the sole exception to arbitration, each party shall have the right to seek injunctive relief without the necessity of proving actual damages from any court having jurisdiction only so as to preserve its rights for resolution in any pending or imminent arbitration proceedings; including, without limitation, the right to such preliminary relief and/or a temporary restraining order. No such injunction shall prohibit or postpone such arbitration proceedings and the injunctions may be modified or vacated as a result of the arbitration award.

12.3 Arbitration Panel. The arbitration panel shall consist of one (1) person who has the availability to allow the arbitration to proceed with continuous sessions until conclusion; and the parties shall select the arbitrator from a list of potential arbitrators furnished by the AAA.

12.4 Document Exchange. The parties shall, within thirty (30) days after the notice of demand for arbitration, make reasonably available to each other for inspection and copying, all documents deemed reasonably necessary by the arbitrators relating to the dispute in their possession or under their control; including but not limited to, any and all documents in the possession or under the control of any of their consultants or agents, except such documents as are protected under the attorney-client privilege as that doctrine has been defined by the courts of the State of North Dakota relevant to the issues raised by the dispute being arbitrated.

12.5 Confidentiality. All information and documentation submitted by the parties or received from any other source, together with all transcripts of the hearing(s) and the arbitrator's findings, shall be treated by the arbitrator and the parties as confidential information; and all participants shall agree not to disclose or turn over any such information or documentation to a third party without the prior written consent of the parties, or pursuant to a lawful subpoena or court order, or in order to obtain injunctive or other judicial relief.

12.6 Speedy Resolution. It is the parties' intent that the arbitration be speedily concluded with a desire for the hearing to take place and the award to be made within ninety (90) days of the filing of any demand for arbitration, if possible. Said award rendered by the arbitrator will be final and not subject to appeal, and the judgment may be entered upon it in any court having jurisdiction thereof. All costs, arbitration fees and attorneys fees shall be paid as the award of the arbitrator shall specify. In the event of conflict between the provisions of this Section with the CAR, the provision of this Section shall control.

ARTICLE XIII
AMENDMENT

This Agreement may not be modified, amended or supplemented except upon consent of at least a simple majority of the Voting Interests; provided, that (i) the composition of the Board as set forth in §4.2 cannot be modified except with the consent of a majority of Voting Interests of the Class-A members, and (ii), Article X may be amended only by sixty-six (66) percent of the Voting Interests.

ARTICLE XIV
MISCELLANEOUS

14.1 Entire Agreement. This Agreement constitutes the entire agreement among the parties and supersedes any prior [written and oral] agreement or understanding among them with respect to the subject matter hereof.

14.2 Compensation for Services. No member or individual affiliated with a member shall be entitled to any compensation for services performed for the Company except as shall be approved in advance by the Company and evidenced in a written agreement, minutes of a board meeting, or minutes of a membership meeting.

14.3 Articles of Organization. In the event of any conflict between the Articles of Organization and this Agreement, this Agreement shall govern to the extent not contrary to law.

14.4 Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision will be fully severable; and this Agreement will be enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement with the remaining provisions continuing in full force and effect. Furthermore, in lieu of such illegal, invalid, or unenforceable provision, there will be added automatically (as a part of this Agreement) a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

14.5 Remedies. The parties agree that in the event of a breach of this Agreement, the non-breaching party (or parties) shall be entitled to the remedies of specific performance and injunctive relief; except to the extent prohibited by the Act, and that such remedies shall be in addition to any other remedies available at law or in equity with the pursuit of any one or more remedies not being a bar to the pursuit of other remedies which may be available. The parties further agree that the breaching party or parties shall pay all reasonable costs, expenses, and attorneys' fees incurred by the non-breaching party or parties in pursuing their remedies for a breach of this Agreement.

14.6 Consent and Waiver. No consent under and no waiver of any provision of this Agreement on any one occasion shall constitute a consent under or waiver of any other provision on said occasion or on any other occasion; nor shall it constitute a consent under or waiver of the consented to or waived provision on any other occasion. Further, no consent or waiver shall be enforceable unless it is in writing and signed by the party against whom such consent or waiver is sought to be enforced.

14.7 No Third Party Beneficiary. This Agreement is made solely for the benefit of the parties hereto, their respective successors and permitted assigns; no other person will have any rights, interest, or claims hereunder or be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise, except that the Company shall have standing to bring an action to recover damages provided for by the Act or to seek remedies otherwise provided by law in the event of a breach or threatened breach of this Agreement.

14.8 Notices. All notices, offers, demands, or other communications required or permitted under this Agreement shall be in writing, signed by the person giving the same. Said Notice shall be treated as given when personally received or, except in the event of a mail strike, when sent by certified or registered mail, postage prepaid, return receipt requested, to a member at the address as shown in the records of the Company; and members may specify a different address by written notice to the Board of Governors.

14.9 Binding Effect. Except as herein provided, this Agreement shall be binding upon, and inure to the benefit of, the parties and their legal representatives, heirs, administrators, executors, successors and assigns.

14.10 Necessary Instruments and Acts. The parties covenant and agree that they shall execute any further instruments and shall perform any acts which are or may become necessary to effectuate and to carry out the terms and conditions of this Agreement.

14.11 Number and Gender. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural; and pronouns stated in either the masculine, the feminine, or the neuter gender shall include the masculine, feminine and neuter.

14.12 Interpretation. All Article, Section and subsection headings are for reference purposes only and shall not affect the interpretation of this Agreement.

14.13 Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one agreement binding on all parties; and each party shall become bound by this Agreement immediately upon signing any counterpart, independently of the signature of any other party.

14.14 Governing Law. This Agreement and the rights of the parties hereunder shall be governed by and interpreted in accordance with the laws of the State of North Dakota.

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EXHIBIT C

SUBSCRIPTION AGREEMENT AND LETTER OF INVESTMENT INTENT

AGRARIA LLC

SUBSCRIPTION AGREEMENT AND LETTER OF INVESTMENT INTENT

Ladies and Gentlemen:

The undersigned hereby subscribes to purchase that number of Membership Units ("Units") indicated below of Agraria LLC (the "Company") at a price of $100 per Unit. As consideration for the Units purchased, I enclose with this document full payment thereof (made payable to "Bank of North Dakota-Agraria LLC Escrow") and acknowledge that this subscription is subject to acceptance by the Company; and that the Company has the right, in its sole discretion, to accept or reject subscriptions in whole or in part.

REPRESENTATIONS AND WARRANTIES OF INVESTOR;
INVESTMENT INTENT; RESTRICTIONS ON TRANSFER OF UNITS

In connection with the purchase of said Units, the undersigned hereby represents and warrants as follows:

1. I understand that the Units have not and will not be registered under the Federal Securities Act of 1933, as amended (the "Act"), but are being offered and exchanged in reliance upon exemption from registration afforded under the Act. I make the following representations, declarations, and warranties with the intent that the same be relied upon in determining my suitability as a purchaser of said Units:

(a) The Units for which I am hereby subscribing are being acquired solely for the account of the undersigned for long-term investment, and are not being purchased for resale or for fractionalization thereof, and I have no present plan or intention to enter into any such contract, undertaking, agreement, or sale.

(b) I agree not to dispose of the Units or any interest therein unless and until the Company, in its sole discretion, shall have consented to any transfer and until (i) the Company shall have determined by obtaining an opinion of my counsel or otherwise, that the intended disposition does not violate any applicable State securities law, the Act, or the rules and regulations of the U.S. Securities and Exchange Commission thereunder, or (ii) the Units have been validly registered with said U.S. Securities and Exchange Commission.

(c) I, my attorney, accountant, or investment advisor has been furnished the Company's Offering Circular.

(d) I have relied solely upon independent investigations made by me and/or my representatives in deciding to purchase the Units subscribed herein.

2. I acknowledge and am aware of the following:

(a) The Units are a highly speculative investment that involves a great risk of loss by me of my entire investment, but believe the investment is suitable based upon my investment objectives and financial needs. Further, I can bear the economic risk of investing in the Units for an indefinite period of time and can afford a complete loss of such investment.

(b) No Federal or State agency has made findings/determination as to the fairness of the investment, nor any recommendation nor endorsement, of the Units.

(c) I understand that there are significant restrictions on the transferability of the Units, that there will be no public market for the Units, and that it may not be possible for me to readily liquidate my investment in case of an emergency.

A legend will be placed in the certificates or other instruments evidencing the limits describing the restrictions on the transferability thereof, containing substantially the following language:

THE SECURITIES REPRESENTED BY/WITHIN THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO REGISTRATION, EXEMPTION FROM REGISTRATION, OR OPERATION OF LAW. THE TRANSFER OF UNITS REPRESENTED WITHIN THIS CERTIFICATE IS RESTRICTED UNDER THE TERMS OF THE COMPANY'S MEMBER CONTROL AGREEMENT, A COPY OF WHICH IS ON FILE AT THE OFFICE OF THE COMPANY.

3. I understand and agree that the Company has the right to accept or reject this subscription, in whole or in part, in its sole and absolute discretion. If the subscription is rejected, in whole or in part, the monies paid to the Company in relation with this investment offering will be returned in the original amounts (without interest) to me by the Company as soon as possible; but in no event later than fourteen (14) days following the receipt thereof.

4. This instrument contains the entire agreement of the parties, and there are no representations, covenants or other agreements except as stated or referred herein.

5. The undersigned subscriber, by affirming his/her signature to this Subscription Agreement, is deemed to have executed and agrees to be bound by the [provided] Company Member Control Agreement (which may be amended from time to time), a copy of which is contained in the Offering Circular to the same effect and purpose as if the undersigned's signature were applied to those documents. Said document is by reference incorporated into this Subscription Agreement and made a part hereof.

THE REMAINDER OF THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

MATTERS TO BE COMPLETED BY SUBSCRIBER

PLEASE COMPLETE THE FOLLOWING:

A. **Units Purchased** (Please complete)

I hereby subscribe for ______ Membership Units
(Minimum purchase is fifty (50) Units ($5,000)

B. **Investment Calculation** (Please complete)

Calculating Your Payment Due	
Payment Due: __________ number of Units purchased X $100	$__________
Total Due	$__________
Payment is due with the return of this Subscription Agreement. **Make check payable to "*Bank of North Dakota-Agraria LLC Escrow*".**	

C. **Tittle Ownership** Manner in which title is to be held (check one)

____ Individual Ownership
____ Joint Tenants with Right of Survivorship*
____ Tenants in Common**
____ Partnership
____ Individual Retirement Account
____ Corporation
____ Cooperative
____ Trust
____ Other

* "Joint Tenants with Right of Survivorship" means that the purchasers shall co-own the Units with right of survivorship and not as tenants in common. Each such purchaser shall enjoy the right of survivorship; that is, upon the death of one purchaser, the surviving purchaser shall enjoy sole ownership of said Units. And any sale, transfer, or other disposition of such Units by either purchaser of his/her proportionate share thereof shall destroy the right of survivorship.

** "Tenants in Common" means that the purchasers shall co-own the Units as tenants in common with no right of survivorship; where each purchaser may sell, transfer, or otherwise dispose of his/her proportionate share of said Units in accordance with law.

D. **Producer Status** (Check appropriate box)

☐ I am an agricultural producer; in that I maintain ownership in a farm unit recognized by the U.S. Farm Services Agency (FSA).
☐ I am not an agricultural producer.

E. **Membership Status**

I acknowledge that I am currently a member of the North Dakota Farmers Union, or have made applications to those organizations for such membership.

IN WITNESS WHEREOF, INTENDING TO BE LEGALLY BOUND, I have executed this Subscription Agreement and Letter of Investment Intent this ____ day of ________, 2006. My signature (below) also constitutes my agreement to the Company's Member Control Agreement.

______________________________	______________________________
Taxpayer Identification or Social Security Number	(Signature)
	______________________________
	(Name, please print)
______________________________	______________________________
Taxpayer Identification or Social Security Number	(Signature)
	______________________________
	(Name, please print)

Address:

____

____

IN WITNESS WHEREOF, the undersigned hereby accepts the proposed Subscription as of this ____ day of ____________, 2006.

AGRARIA LLC

By: ______________________________

Its: ______________________________

EXHIBIT D

MATERIAL CONTRACT (THE MAGNATE GROUP LLC)

THE MAGNATE GROUP LLC

Consulting & Financial Services Firm
1900 L STREET, N.W. – SUITE 612
WASHINGTON, D.C. 20036
PHONE: (202) 223-1002
FAX: (202) 223-1003

Website: www.MagnateGroup.net

AFFILIATE

Kissinger McLarty Associates LLP

CONSULTANT-AGREEMENT

This Consultant-Agreement (the "Consultant-Agreement" or "Agreement") confirms the understanding and agreement by Agraria LLC (the "Company"), a North Dakota limited liability company with offices located therein, and The Magnate Group LLC (the "Consultant"), a District of Columbia limited liability company with offices therein. The entities hereunder may be referred to individually as a "Party" or collectively as the "Parties".

Preamble[1]:

(a) The Parties warrant that the information/materials provided to one another are prepared in good faith and do not, to either's knowledge, contain any false statements or fail to disclose information necessary to prevent such from being misleading in any material respect;

(b) The Parties further represent that consummating this Agreement does not violate any independent third-party agreement(s) said entities have established and/or are currently associated with;

(c) The Consultant agrees to indemnify and hold harmless the Company's officers, directors, employees, controlling persons, affiliates and/or stockholders (where/if applicable) against damages and other costs [including any legal or other expenses in investigating or defending any action in respect thereof] resulting from violations by the Consultant's officers, directors, employees, affiliates and/or Investor-Network members (where applicable) of Federal and State laws;

(d) The Company agrees to indemnify and hold harmless the Consultant's officers, directors, employees, affiliates and/or members of its Investor-Network (where/if applicable) against damages and other costs [including any legal or other expenses in investigating or defending any action in respect thereof] resulting from violations by the Company's officers, directors, employees, controlling persons, affiliates and/or Stockholders (where applicable) of Federal and State laws.

Section 1 – Engagement/Services:

The Company engages the Consultant on an exclusive basis to perform the Project-Manager (PM) related services described below, and the Consultant accepts this engagement upon the terms and conditions set forth herein. The Consultant shall devote such time, attention and energies to the execution of these services as is necessary for their due performance. Said services shall be mutually convenient for both parties, however, the Consultant shall be free to use its own judgment as to the manner and means by which to perform all acts hereunder; and as a result, this Agreement does not create an "employer-employee" relationship between the Company and the Consultant.

As PM for the development of the Company's restaurant project, the Consultant shall be responsible for the following:

- Site selection and property lease negotiations;
- Overseeing the finalization of design specs and any subsequent [site] renovation/build-out work;
- Obtaining the requisite [business, liquor, health, etc.] permits/licenses and insurance coverage;
- Acquiring the equipment, furniture, fixtures and directly-sourced food & beverage ingredients/products;
- Qualifying/retaining the employees and administering a rigorous training program;
- Developing the unit website, customer database, PR efforts, and (working with the Exec.Chef) menu offering;
- Implementing financial controls through the use of a centralized accounting/management information system;
- Any other operational development activities related to the foregoing.

Initials: RC (R. Carlson) TP (T. Prescott)

[1] Failure to resolve/correct an inaccuracy, or citing misrepresentations thereof, shall constitute a material breach; affording remedies to the suffering Party as stipulated by Section-13 hereunder.

Section 2 – Term of Engagement:
The term of this Agreement (the "Contract Period" or "Term") shall commence upon its signing and end on Saturday, May 21, 2005; but may be extended if agreed to in writing by both Parties.

Section 3 – Early Termination:
Early termination of this Agreement shall occur only if provided in writing thirty (30) calendar days prior to such action being taken; however, such termination shall not (i) warrant reimbursement of the agreed upon compensation provided to the Consultant by the Company for services rendered hereunder, and/or (ii), affect the executed Company-Consultant [02/11/04] Non-Disclosure Agreement; which shall remain in full force and effect.

Section 4 - Compensation[2]:
Compensation by the Company to the Consultant for services rendered shall be ten thousand ($10,000) dollars per month and project-specific reimbursed "out-of-pocket" expenses that will be billed to the Company by the Consultant on an end-of-the-month basis throughout the Contract Period; and shall include, but not be limited to, actual/non-surcharged travel (airline tickets, accommodations, taxi-cabs, parking), printing, copying, messenger service, telephone & fax charges, postage & filing fees, and computerized research incurred by the Consultant on behalf of the Company in connection with the performance of the services herein specified. Separate expenses not listed in this section shall only be considered billable disbursements if approved by the Company in writing prior to its occurrence(s). Breach by the Company of this predetermined compensation without Consultant's prior written consent shall afford the Consultant legal merit to recoup its costs.

Section 5 – Use of Firm References:
The Parties grant one another permission, subject to applicable law, to use the other's firm name, logo and name(s) of its founders, officers and affiliates in any communications, on its website, and/or in [firm] promotional materials.

Section 6 – Engagement in Other Activities:
Nothing contained in this Agreement prohibits the Parties from engaging in similar activities with different entities during the Contract Period; provided that such does not interfere with the Parties' contractual obligations hereunder.

Section 7 – Acceptable Forms of Notice[3]:
Any notice, request, instruction or separate document provided by the Parties shall be done in writing either by (a) personal delivery, (b) messenger service, (c) telecopy/facsimile with verified receipt, (d) e-mail transmission with verified receipt, or (e) sent by Certified Mail, postage prepaid return receipt requested, to the following addresses (unless specified differently by like notice):

If to Company:	If to Consultant:
Agraria LLC	**The Magnate Group LLC**
1415 12th Ave SE	**1900 L Street, N.W. – Suite 612**
Jamestown, North Dakota 58402	**Washington, DC 20036**
Phone: (701) 252-2340	**Phone: (202) 223-1002**
Fax: (701) 252-6584	**Fax: (202) 223-1003**
Email: MWatne@NDFU.org	**Email: Tom@MagnateGroup.net**

Section 8 – Invalid Provisions:
Should any provision of this Agreement be held illegal, invalid or unenforceable under present or future laws by any court of competent jurisdiction, such shall not affect the legality, enforceability or validity of any other provision as applied to any other fact or circumstances. Additionally, said illegal, unenforceable or invalid provision shall be modified to the minimum extent necessary to make such legal, valid or enforceable, as the case may be.

Initials: RJC (R. Carlson) TP (T. Prescott)

[2] In the event that the Company files for bankruptcy protection the Consultant shall have the same rights of recovery for said compensation [as noted herein] as any applicable creditor.

[3] Any notice prescribed in the manner herein provided shall be conclusively presumed to have been served at the close of business, local time of the recipient Party, on the third (3) business day after which it was duly executed.

Section 9 - Force Majeure:
If performance of either Party is made impossible by circumstances beyond such Party's reasonable control, including without limitation acts of God, war, public enemies, any law, order, regulation, or ordinance, then the affected Party shall be excused from such performance to the extent of that interference; provided that said Party uses reasonable efforts to remove such causes of nonperformance. Under no circumstances shall economic considerations/inefficiencies delay performance by the Parties or be considered an event of force majeure.

Section 10 – Modification and Waiver:
None of the terms or conditions herein contained shall be waived unless agreed to in writing by both Parties; no supplement, modification or amendment hereunder shall be binding unless executed in writing by both Parties; and no waiver of any provision herein contained shall be deemed to or constitute a waiver of any other provision.

Section 11 – Successors/Permitted Assigns:
The terms herein provided shall be binding upon the Parties and their respective successors and permitted assigns; only with prior written consent shall the Parties be permitted to assign their rights or obligations hereunder.

Section 12 – Indemnification:
The Parties agree to defend or settle any claim against the other - including applicable attorney's fees - to the fullest extent permitted by law, arising out of or in connection with (i) an assertion that the information, content or other services herein provided infringe with the rights of said Parties, (ii) are a misappropriation of any trade secret, (iii) contain libelous, defamatory, disparaging, or obscene materials, and/or (iv), any breach of obligation hereunder.

Section 13 - Remedies[4]:
The Parties agree that the remedy for breach of any provision herein contained would be inadequate. In recognition of such and in the event of said breach, in addition to its remedy at law the suffering Party shall be entitled to equitable relief in the form of a temporary restraining order, monetary compensation, and/or any other appropriate remedy which may then be available and justified.

Section 14 – Complete Understanding/Entire Agreement:
This document shall constitute the entire Agreement between the Parties and supersede all prior agreements, both written and oral, between the same with respect to the subject matter hereto.

Section 15 - Applicable Law:
This Agreement shall be construed by and governed in accordance with the laws of the District of Columbia, the United States of America.

IN WITNESS WHEREOF, intending to be legally bound, the Company and the Consultant hereby execute this Consultant-Agreement:

Agraria LLC **1415 12th Ave SE** **Jamestown, North Dakota 58402**	**The Magnate Group LLC** **1900 L Street, N.W. – Suite 612** **Washington, DC 20036**
By: Robert Carlson	By: Tom Prescott
Title: President, Board of Governors	Title: President
Signatures: [signature]	[signature]
Date: September 22, 2004	Date: September 22, 2004

[4] The Parties agree that any controversy or claim arising out of or relating to this Agreement shall first attempt settlement by binding arbitration before one neutral arbitrator in accordance with the [then] current commercial rules and procedures of the American Arbitration Association; where said arbitration shall take place in the District of Columbia, United States of America.

THE MAGNATE GROUP LLC

Lobbying/Consulting & Financial Services Firm
1900 L Street, N.W. – Suite 612
Washington, D.C. 20036
Phone: (202) 223-1002
Fax: (202) 223-1003

Website: www.MagnateGroup.net

AFFILIATES

Kissinger McLarty Associates LLP
Business Strategy Group LLC

CONSULTANT-AGREEMENT EXTENSION

This extension amendment, made today, Tuesday, May 10, 2005 (the "Effective Date"), confirms the mutual understanding and agreement by and among the North Dakota Farmers Union (the "Company"), a North Dakota organization with offices located therein, and The Magnate Group LLC (the "Consultant"), a District of Columbia limited liability company with offices therein; if applicable, collectively the "Parties".

WHEREAS, Company and Consultant desire to extend their existing Consultant-Agreement established on September 22, 2004 and scheduled to terminate on May 21, 2005, attached hereto and incorporate by reference.

NOW, THEREFORE, in consideration of the foregoing, other valuable considerations, mutual convenants and representations made therein, the receipt and sufficiency of which are hereby acknowledged by the aforementioned, the Parties agree to amend Section-2 of said Consultant-Agreement as follows:

Section 2 – Term of Engagement:
The term of this Agreement (the "Contract Period" or "Term") shall be amended to continue from its original [Wednesday, September 22, 2004] signing through Tuesday, January 31, 2006; and may be further extended if agreed to in writing by the Parties.

All other provisions, considerations, convenants, representations and obligations provided in said Consultant-Agreement between the Parties shall remain the same and in full force and effect.

IN WITNESS WHEREOF, intending to be legally bound, Company and Consultant hereby execute this Consultant-Agreement Extension amendment on/as of the date first above written:

North Dakota Farmers Union
P.O. Box 2136 / 1415 12th Avenue
Jamestown, North Dakota 58402

By: Robert Carlson

Title: President

Signatures:

(Robert Carlson)

The Magnate Group LLC
1900 L Street, N.W. – Suite 612
Washington, DC 20036

By: Tom Prescott

Title: President

(Tom Prescott)

Attachment: September 22, 2004 Consultant-Agreement

THE MAGNATE GROUP LLC

Consulting & Financial Services Firm
1900 L STREET, N.W. – SUITE 612
WASHINGTON, D.C. 20036
PHONE: (202) 223-1002
FAX: (202) 223-1003

WEBSITE: WWW.MAGNATEGROUP.NET

AFFILIATE

Kissinger McLarty Associates LLP

CONSULTANT-AGREEMENT EXTENSION

This extension amendment, made today, Monday, January 9, 2006 (the "Effective Date"), confirms the mutual understanding and agreement by and among the North Dakota Farmers Union (the "Company"), a North Dakota organization with offices located therein, and The Magnate Group LLC (the "Consultant"), a District of Columbia limited liability company with offices therein; if applicable, collectively the "Parties".

WHEREAS, Company and Consultant desire to extend their existing Consultant-Agreement established on September 22, 2004 and subsequent Consultant-Agreement Extension established on May 10, 2005; attached hereto and incorporate by reference.

NOW, THEREFORE, in consideration of the foregoing, other valuable considerations, mutual convenants and representations made therein, the receipt and sufficiency of which are hereby acknowledged by the aforementioned, the Parties agree to amend Section-2 of said Consultant-Agreement as follows:

Section 2 – Term of Engagement:
The term of this Agreement (the "Contract Period" or "Term") shall continue from its signing through Monday, January 1, 2007; and may be further extended if agreed to in writing by the Parties.

All other provisions, considerations, convenants, representations and obligations provided in said Consultant-Agreement between the Parties shall remain the same and in full force and effect.

IN WITNESS WHEREOF, intending to be legally bound, Company and Consultant hereby execute this Consultant-Agreement Extension on/as of the date first above written:

North Dakota Farmers Union
P.O. Box 2136 / 1415 12th Avenue
Jamestown, North Dakota 58402

By: Robert Carlson

Title: President

Signatures:

The Magnate Group LLC
1900 L Street, N.W. – Suite 612
Washington, DC 20036

By: Tom Prescott

Title: President

Attachment: May 10, 2005 Consultant-Agreement Extension
September 22, 2004 Consultant-Agreement

THE MAGNATE GROUP LLC
Consulting & Financial Services Firm
1900 L STREET, N.W. – SUITE 612
WASHINGTON, D.C. 20036
PHONE: (202) 223-1002
FAX: (202) 223-1003

WEBSITE: WWW.MAGNATEGROUP.NET

AFFILIATE

Kissinger McLarty Associates LLP

CONSULTANT-AGREEMENT EXTENSION

This extension amendment, made today, Friday, December 8, 2006 (the "Effective Date"), confirms the mutual understanding and agreement by and among the North Dakota Farmers Union (the "Company"), a North Dakota organization with offices located therein, and The Magnate Group LLC (the "Consultant"), a District of Columbia limited liability company with offices therein; if applicable, collectively the "Parties".

WHEREAS, Company and Consultant desire to extend their existing Consultant-Agreement established on 09-22-2004 and subsequent Consultant-Agreement Extensions established on 05-10-2005 and 01-09-2006; attached hereto and incorporate by reference.

NOW, THEREFORE, in consideration of the foregoing, other valuable considerations, mutual convenants and representations made therein, the receipt and sufficiency of which are hereby acknowledged by the aforementioned, the Parties agree to amend Section-2 of said Consultant-Agreement as follows:

Section 2 – Term of Engagement:
The term of this Agreement (the "Contract Period" or "Term") shall continue from its signing through Tuesday, January 1, 2008; and may be further extended if agreed to in writing by the Parties.

All other provisions, considerations, convenants, representations and obligations provided in said Consultant-Agreement between the Parties shall remain the same and in full force and effect.

IN WITNESS WHEREOF, intending to be legally bound, Company and Consultant hereby execute this Consultant-Agreement Extension on/as of the date first above written:

North Dakota Farmers Union
P.O. Box 2136 / 1415 12th Avenue
Jamestown, North Dakota 58402

By: Robert Carlson

Title: President

Signatures:

The Magnate Group LLC
1900 L Street, N.W. – Suite 612
Washington, DC 20036

By: Tom Prescott

Title: President

Attachment: January 9, 2006 and May 10, 2005 Consultant-Agreement Extensions
September 22, 2004 Consultant-Agreement

THE MAGNATE GROUP LLC

Consulting & Financial Services Firm
1900 L STREET NW – SUITE 612
WASHINGTON, D.C. 20036
PHONE: (202) 223-1002
FAX: (202) 223-1003

WEBSITE: WWW.MAGNATEGROUP.NET

AFFILIATE

Kissinger McLarty Associates LLP

By attesting below, relevant principals of The Magnate Group LLC consent to the use of their names in the *Agraria LLC* Offering-Circular, as well as to being listed in this exhibit section.

Signature: ______________________

Principal: Tom Prescott

Title: President

Date: December 1, 2006

Signature: ______________________

Principal: Dan Levine

Title: Vice-President for Financial Services

Date: December 1, 2006

EXHIBIT E

ESCROW / IMPOUNDMENT AGREEMENT

IMPOUNDMENT AGREEMENT

NORTH DAKOTA SECURITIES COMMISSIONER
SFN 51951 (3-99)
FORM S-9

Securities Commissioner
600 E Boulevard Ave Dept 414
Bismarck ND 58505-0510
(701) 328-2910

THE IMPOUNDING OF THE PROCEEDS FROM THE SALE OF A SECURITY PURSUANT TO CHAPTER 10-04 OF THE NORTH DAKOTA CENTURY CODE

THIS IMPOUNDMENT AGREEMENT is made and entered into this 12 day of December 2006 by and between Agraria LLC, a North Dakota limited liability company with principal offices in Jamestown, North Dakota (hereinafter the "Issuer"), and the Bank of North Dakota, a financial institution with principal offices in Bismarck, North Dakota (hereinafter the "Impoundment Agent").

WHEREAS, said Issuer proposes to issue Membership Units at a price of $100 per unit and

WHEREAS, as a condition of the aforementioned offering, the North Dakota Securities Commissioner (hereinafter the "Commissioner) requires that the Issuer provide for the Impoundment of all subscription proceeds for Membership Units until the minimum number of units (10,000) have been subscribed for and

WHEREAS, the Issuer and the Impoundment Agent desire to enter into an agreement with respect to the said impoundment of said proceeds;

NOW, THEREFORE, in consideration of the agreements set forth herein, the parties agree as follows:

1. All proceeds received from the sale of the securities subject to this Impoundment Agreement and copies of accompanying subscription agreements shall be promptly delivered to the Impoundment Agent for deposit in an escrow account. During the term of said Impoundment Agreement the Issuer shall cause all checks received in payment of such securities to be payable to the Impoundment Agent.

2. The Issuer shall furnish the impoundment Agent with each deposit the names, addresses and respective amounts paid by each subscriber whose funds comprise each deposit The Impoundment Agent shall issue a report to the Issuer upon the close of each three (3) month period commencing with the date of the Impoundment Agreement, showing the total amount on deposit in the escrow account at the end of each such period.

3. The Impoundment Agent shall accept said deposits upon the terms set forth herein and shall treat the funds so deposited as funds in escrow. All proceeds so deposited shall remain the property of the subscribers and shall not be subject to any liens or charges by the Impoundment Agent of judgments or creditors' claims against the issuer until released to the Issuer as hereinafter provided.

4. The impoundment period shall begin on the date of the offering circular and shall terminate on the earliest of the following dates;

   a. When subscriptions for at least 10,000 Membership Units (or $1,000,000) have been paid. In the event that said minimum units have not been subscribed to by the offering's Termination Date, as defined in the Offering Circular, the impoundment shall terminate and all subscription proceeds shall be promptly returned as provided herein; or

   b. The Commissioner has by order or regulation suspended or revoked the registration

Continued

5. Whenever the impoundment period shall terminate the Impoundment Agent will promptly give written notice to the Commissioner of (a) the amount on deposit in the escrow account and (b), the name and address of each subscriber and amount paid by such subscriber(s); and upon receipt of such written notice from the Impoundment Agent that the conditions specified in Paragraph 4(a) have been satisfied, the Commissioner may, in his/her discretion order the Impoundment Agent to pay over all impounded funds to the Issuer. Further, if the conditions for releasing the funds have not been satisfied by the Termination Date, the Impoundment Agent shall promptly refund to each subscriber at the address appearing on the list of subscribers, all sums paid by him or her pursuant to his or her subscription and notify the Commissioner in writing of such refund.

6. The Impoundment Agent agrees that it shall not charge a fee for its services under this agreement.

7. The Commissioner may, at any time, inspect the records of the Impoundment Agent insofar as they relate to this Impoundment Agreement for the purpose of determining compliance with and conformance to the provisions of said Impoundment Agreement.

8. The Impoundment Agent may invest the funds from time to time upon the direction of the Issuer in a savings account or certificates of deposit.

9. Until the terms of this agreement have been met and the funds hereunder released to the Issuer, the Issuer may not issue any certificates or other evidences of ownership of the securities, except subscription agreements and/or related Term Sheets.

THE ISSUER AND IMPOUNDMENT AGENT HAVE ENTERED INTO THIS IMPOUNDMENT AGREEMENT ON THE DAY, MONTH AND YEAR ABOVE WRITTEN.

ISSUER: Agraria LLC	
BY: [signature]	TITLE: Executive Secretary/Treasurer
IMPOUNDMENT AGENT: Bank of North Dakota	
BY: [signature]	TITLE: SVP Cashier

Accepted for filing:

SECURITIES COMMISSIONER: Harold R. Hocker, Chief Examiner - for the Commissioner	Date: December 12, 2006

EXHIBIT F

EXPERT CONSENT (BRADY-MARTZ & ASSOCIATES, P.C.)

EXHIBIT-F

The summarized material tax-consequences and opinion that the Company will be treated as a partnership under federal tax law provided on pages 27-31 of this Offering-Circular, which may be relevant to individual prospective investors interested in said offering, has been rendered by **BRADY, MARTZ & ASSOCIATES P.C.**, a certified public accountant company based in Grand Forks, North Dakota.

By attesting below, Brady-Martz & Associates P.C. consents to providing such opinions and to being named in said offering, as well as to being listed in this exhibit section.

Signature: Brady Martz

Date: December 1, 2006

EXHIBIT G

LEGAL OPINION ON THE SECURITIES OFFERED

VOGEL Law Firm

Steven E. Noack
Attorney at Law
Phone: 218.236.6462 | Fax: 218.236.9873 | snoack@vogellaw.com

LEGAL OPINION LETTER

December 19, 2006

Agraria, LLC
PO Box 2136
Jamestown, ND 58402

Re: Our File: 870280.00000

Dear Ladies & Gentlemen:

This opinion is furnished in connection with the filing by Agraria, LLC, a North Dakota limited liability company (the "Company"), with the Securities & Exchange Commission under the Securities Act of 1933, as amended, of a Form 1-A and the registration of such securities with the North Dakota Securities Commission, relating to the offer of membership units of the Company in a minimum amount of 10,000 Units ($1,000,000) and a maximum amount of 50,000 Units ($5,000,000). As your counsel, in connection with this transaction, we have examined Form 1-A, North Dakota corporate law (including applicable constitutional, statutory, administrative rules, and judicial and regulatory determinations of the State of North Dakota), and such corporate records and other documents of the Company as we deemed material or necessary for the purpose of this opinion.

It is our opinion that the units, when issued and sold in the manner referred to in the Form 1-A, will be legally and validly issued, fully paid and non-assessable, under the corporate laws of North Dakota.

We consent to the filing of this opinion and exhibit to the Form 1-A, and the state filings, and further consent to the reference to our name wherever appearing in those filing documents.

Very truly yours,

Steven E. Noack

SEN:asb

EXHIBIT H

CORPORATE CHEF'S RESUME AND CURRENT SEASONAL MENU OFFERINGS

AGRARIA RESTAURANT



Ricky Moore

Executive Chef • Agraria Restaurant • Washington, DC

Cooking Style

A modern maverick interpretation of classical cuisine and regional, global cooking dictated by seasonal and local ingredients. Inspired by the small but significant differences of regions within a region.

The Lure

Cooking appealed to my artistic nature (Moore was an inspiring artist/illustrator). Passion ignited after joining the U.S. Army, which led to experiencing other cultures around the world, tasting authentic cuisines and the nuances of regions within each country.

Turn On

Flavor driven foodstuffs in conjunction with the seasons. Ingredients shine and are the star of the dish.

Big Deal Experience

- Most recently the Executive Chef of the Parrot Cage Restaurant and South Water Kitchen in Chicago.
- Worked Galileo with Roberto Donna, Vidalia with Jeffrey Buben, Equinox with Todd Gray and Lespinasse with Gray Kunz.
- Trekked to France to work at two-star Michelin rated Le Cerf with Michel Husser in Alsace, Apicius with Jean-Pierre Vigato and Le Violin d'Ingres with Christian Constant in Paris.
- Executive chef at Le Relais in Great Falls, VA., at Le Tarbouche, in Washington D.C.

Field Research

Staged at Daniel's in New York City. Tru, Frontera Grill and Charlie Trotter's in Chicago.

Greatest Influences

Sidney Pointer (Poitier?), Norman Rockwell, James Baldwin, Fernand Point, Grandmaster Flash, Eartha Kitt and lastly my Mother, Arlene McClease

Pet Peeve

"Culinary Disconnect" when an individual cooks elaborate fare, but has no understanding of preparing basic dishes with skill and finesse. Examples: foie gras terrine versus meatloaf or buerre blanc versus brown gravy

Grooming

Graduated from the Culinary Institute of America, 1994

Personal

Age 36, born in New Bern, N.C., married to Norma, baby daughter Hunter.

Words to Live by

Don't be afraid to be excellent.

Kudos

- Received the Chicago Tribune "Good Eating Award" in 2005. Award honors people annually in the food and beverage industries who are making a difference in Chicago through their commitment, quality, passion and vision.
- Published in "Midwest Living" in 2004 for partnering with the Chicago Coalition for the Homeless. Article focused on teaching homeless kids to cook and allowing them to help develop the kids menu at South Water Kitchen restaurant.
- Featured in a cookbook called "Secrets of Chicago Chefs" in 2005, which showcased recipes from the city's premiere chefs.

Give back

- Teaches kids about culture and diversity through food and cooking, Mentors foster kids and invites them to the restaurant to share the experience of the art of dining.
- Chef advisor to "Green Youth Farm" - an affiliate of Chicago Botanical Garden
- Chef Advisor to "Common Threads" - volunteer organization involving kid, cultural diversity and food

Most People Don't know

- I was a paratrooper in the military, jumping out of airplanes for a living.
- If it were not a chef, I would be a DJ. I would own a club called "Q-SCENE (a play on the word "cuisine")

Lunch Bistro Menu

friday september 1, 2006

Starters

Yellow Tomato
gazpacho-style, chile oil
10

Crab, Avocado
greens, chive vinaigrettel
13

Vidalia Onion, Green Tomatoes
fried basket, potatoes, herb aioli
12

Beef
carpaccio, shaved Parmesan-Reggiano, arugula, fennel, lemon
13

Lettuces, Greens
extra virgin olive oil, lemon, Roquefort crouton
9

Watercress, Fennel
salad, red onion, orange, grapefruit, citrus vinaigrette
9

Romaine
salad, radishes, eggs, cucumbers, anchovies, avocado, Green Goddess vinaigrette
9

Shrimp
basil steamed, sweet corn, sausage, fennel butter
12

Main Plates

Chicken
sandwich, tomato, bacon, spiced cheese, garlic mayonnaise
14

Halibut
pan seared, warm salad of ratatouille, balsamic
23

Hangar Steak
"bistecca," peperonata, roasted potatoes, extra virgin olive oil, lemon
16

Fluke
à la menuière, cucumber, potatoes, Bay-cured tomatoes, hazelnuts
14

Salmon
wild line caught, late summer succotash, lime butter
23

Burger
ground chuck, grilled, mixed greens, fingerling potatoes
14

Ravioli
goat cheese and basil, currant tomatoes, late summer squash
15

Fettucini
pesto, toasted pine nuts, parmesan reggiano
17

A gratuity of 20% will be added to parties of six or more.

Dinner Menu

friday september 1, 2006

Starters

Yellow Tomato
gazpacho-style, chile oil, basil
10

Soft Shell Crab
cucumber, potatoes, Bay-cured tomatoes, hazelnuts, brown butter
15

Heirloom Tomato
sliced, farm bacon, eggs, torn croutons, Buttermilk Blue
13

Romaine
radishes, eggs, anchovy, green goddess dressing
9

Baby Arugula, Fennel
salad, red onion, orange, grapefruit, citrus vinaigrette
11

Sea Scallops
seared, swiss chard, vegetables
15

Crimini Mushroom
soup, puréed, port, toasted walnuts, Buttermilk Blue
11

Crab, Avocado
greens, citrus vinaigrette
15

Shrimp
basil steamed, sweet corn, sausage, fennel butter
14

Charcuterie Plate
sliced Prosciutto, Bresola, Sopressata
13

Lettuces, Greens
extra virgin olive oil, lemon, Roquefort crouton
9

Beef
carpaccio, shaved Parmesan-Reggiano, mixed greens, fennel, lemon
13

Main Plates

Halibut
prosciutto wrapped, potato purée, shiitake fricassee, red wine
33

Fluke
à la meunière, two bean salad, tomatoes, citrus
29

Sable
sautéed, fennel purée, bouillabaisse sauce, crouton, sage aioli
28

Salmon
wild line caught, late summer succotash, sweet corn purée
29

Fettucini
basil pesto, toasted pine nuts, Parmesan Reggiano
16

Farm Chicken
hay roasted, haricot vert, bacon, buttermilk potato purée, pan jus
24

Beef, Garlic
filet, country fries, béarnaise, Cabernet ketchup
36

Rib Eye
"bistecca", roasted peppers, potatoes, extra virgin olive oil
34

Ravioli
goat cheese and basil, currant tomatoes, vegetables
16

A gratuity of 20% will be added to parties of six or more.

EXHIBIT I

"AGRARIA" AND "FROM OUR FIELDS TO YOUR TABLE" TRADEMARK REGISTRATIONS WITH THE U.S. PATENT & TRADEMARK OFFICE

The United States of America

CERTIFICATE OF REGISTRATION

PRINCIPAL REGISTER

The Mark shown in this certificate has been registered in the United States Patent and Trademark Office to the named registrant.

The records of the United States Patent and Trademark Office show that an application for registration of the Mark shown in this Certificate was filed in the Office; that the application was examined and determined to be in compliance with the requirements of the law and with the regulations prescribed by the Director of the United States Patent and Trademark Office; and that the Applicant is entitled to registration of the Mark under the Trademark Act of 1946, as Amended.

A copy of the Mark and pertinent data from the application are part of this certificate.

To avoid CANCELLATION of the registration, the owner of the registration must submit a declaration of continued use or excusable non-use between the fifth and sixth years after the registration date. *(See next page for more information.) Assuming such a declaration is properly filed, the registration will remain in force for ten (10) years, unless terminated by an order of the Commissioner for Trademarks or a federal court. (See next page for information on maintenance requirements for successive ten-year periods.)*

Jon W. Dudas

Director of the United States Patent and Trademark Office

Int. Cl.: 43

Prior U.S. Cls.: 100 and 101

Reg. No. 2,949,658

Registered May 10, 2005

United States Patent and Trademark Office

SERVICE MARK
PRINCIPAL REGISTER

AGRARIA

AGRARIA, LLC (NORTH DAKOTA LTD LIAB CO)
1415 12TH AVE SE
JAMESTOWN, ND 584022136

FOR: RESTAURANT AND BAR SERVICES, IN CLASS 43 (U.S. CLS. 100 AND 101).

FIRST USE 8-14-2002; IN COMMERCE 5-1-2004.

THE ENGLISH TRANSLATION OF THE MARK IS "AGRARIAN".

SN 78-154,102, FILED 8-14-2002.

GENE MACIOL, EXAMINING ATTORNEY

Int. Cl.: 43

Prior U.S. Cls.: 100 and 101

Reg. No. 3,023,613

United States Patent and Trademark Office

Registered Dec. 6, 2005

SERVICE MARK
PRINCIPAL REGISTER

AGRARIA
RESTAURANT
From Our Fields to Your Table

AGRARIA LLC (NORTH DAKOTA LTD LIAB CO)
1415 12TH AVENUE SE
JAMESTOWN, ND 58402

FOR: RESTAURANT AND BAR SERVICES, IN CLASS 43 (U.S. CLS. 100 AND 101).

FIRST USE 8-14-2002; IN COMMERCE 5-1-2004.

OWNER OF U.S. REG. NO. 2,949,658.

NO CLAIM IS MADE TO THE EXCLUSIVE RIGHT TO USE "RESTAURANT", APART FROM THE MARK AS SHOWN.

THE COLOR(S) ORANGE, BLACK, WHITE AND BLUE ARE CLAIMED AS A FEATURE OF THE MARK.

THE COLORS APPEAR IN THE MARK AS FOLLOWS, THE BACKGROUND IS ORANGE FRAMED IN BLACK AND WHITE RECTANGLES, THE SUNFLOWER/GRAIN ARE WHITE OUTLINED IN BLACK, THE WORDING "AGRARIA", "RESTAURANT" AND ITS UNDERLINE ARE BLUE, AND THE WORDING "FROM OUR FIELDS TO YOUR TABLE" IS ORANGE.

THE ENGLISH TRANSLATION OF THE WORD "AGRARIA" IN THE MARK IS "AGRARIAN".

SER. NO. 78-508,191, FILED 10-29-2004.

GINA FINK, EXAMINING ATTORNEY

EXHIBIT J

MEMBERSHIP UNITS: CURRENT OWNERSHIP/EQUITY PERCENTAGE LISTING

First Name	Last Name	Class-A Shares	Class-B Shares	$-Invested	%-Ownership
Thomas	Sperling		20	$2,000.00	0.001%
Alan	Bergman	20		$2,000.00	0.001%
Everett/Peggy	Dobrinski	30		$3,000.00	0.001%
Robb/Barbi	Narum	20		$2,000.00	0.001%
Russell/Mona	Nickelson	20		$2,000.00	0.001%
Donald/Ella	Thoms	40		$4,000.00	0.001%
CV/Darlene	Kutzer	40		$4,000.00	0.001%
David	Rendahl	20		$2,000.00	0.001%
Brad/Carrie	Derschan	25		$2,500.00	0.001%
North Dakota Farmers Union			21,657	$2,165,700	0.72%
Craig/Julia	Johnson	100		$10,000.00	0.003%
Joyce	Vachal		20	$2,000.00	0.001%
Ann/Dale	Marks	20		$2,000.00	0.001%
Florie	Steenbock	40		$4,000.00	0.001%
Leonard/Marie	Stettner	30		$3,000.00	0.001%
Benjamin/Delphone/Andrew	Vetter	40		$4,000.00	0.001%
Greg/Valarie	Hoffman	100		$10,000.00	0.003%
Lee/Judy	McLaughlin	20		$2,000.00	0.001%
Clyde/Michelle	Wetzel	25		$2,500.00	0.001%
Kenneth/Linda	Astrup		20	$2,000.00	0.001%
Carl/Beverly	Sorenson		40	$4,000.00	0.001%
Harold	Pross	50		$5,000.00	0.002%
Elwood/Carmell	Barth	25		$2,500.00	0.001%
Jean	Linda Kirscl	20		$2,000.00	0.001%
Ron/GayAnn	Van Brugge	24		$2,400.00	0.001%
Leland	Barth	25		$2,500.00	0.001%
Randy/Susan	Merkel	60		$6,000.00	0.002%
Greg/Marcy	Svenningse	40		$4,000.00	0.001%
Sharon	Clancy		25	$2,500.00	0.001%
Kenneth	Barta		20	$2,000.00	0.001%
Wesley/Leslie	Niederman	20		$2,000.00	0.001%
C & C Farms	c/o William	20		$2,000.00	0.001%
Robert	Schmidt	20		$2,000.00	0.001%
Victor/Gail	Goetz	20		$2,000.00	0.001%
Aaron	Krauter	20		$2,000.00	0.001%
Dennis	Carlson	60		$6,000.00	0.002%

Westley/Sharon	Weible	30		$3,000.00	0.001%
Ronnie/Beverly	Reich	20		$2,000.00	0.001%
Shaun/Julene	Glinz	100		$10,000.00	0.003%
Donald/Phyllis	Link	100		$10,000.00	0.003%
Jean	Meyer	20		$2,000.00	0.001%
Mark/Michelle/Meghan/Eric	Watne	80		$8,000.00	0.001%
Kenneth/Ardythe	Rue	25		$2,500.00	0.001%
Rodney Lynn	Miller	20		$2,000.00	0.001%
Gayleen/Scott	Grote	40		$4,000.00	0.001%
Verne R	Wolf		21	$2,100.00	0.001%
Bradley/Nancy	Crotty	25		$2,500.00	0.001%
John/Linda	Leininger	50		$5,000.00	0.002%
Charles/Gretchen	Joyce	20		$2,000.00	0.001%
Gary/Cindy	Jenner	20		$2,000.00	0.001%
Bradley/Karen	Lemer		50	$5,000.00	0.002%
Kenneth/Sandra	Matehs	20		$2,000.00	0.001%
Joseph Jr./Mary/Kristen	Vetter	40		$4,000.00	0.001%
Quirina/James	Schmidt	30		$3,000.00	0.001%
Timothy/Kathy	Dick	20		$2,000.00	0.001%
Kathie/Paul	Behle	20		$2,000.00	0.001%
Ronald/Sharron	Meidinger	20		$2,000.00	0.001%
Burleigh County Farmers Union		20		$2,000.00	0.001%
Jeri Lyn/DeJon	Bakken	20		$2,000.00	0.001%
Kelvin/Janeen	Bucholz		25	$2,500.00	0.001%
Dale	Wanner		100	$10,000.00	0.003%
Scott and Brian	Udby	200		$20,000.00	0.003%
Myron/Mary	Blumhagen	20		$2,000.00	0.001%
Lyndon/Dee Ann	Johnson	20		$2,000.00	0.001%
Douglas	Boehm	20		$2,000.00	0.001%
Tim/Ann	Ripplinger		30	$3,000.00	0.001%
Robert/Brenda	Kuylen	20		$2,000.00	0.001%
Lucinda	Bardell		20	$2,000.00	0.001%
Steven J.	Fritel	25		$2,500.00	0.001%
Clarence/Irene	Sundquist		20	$2,000.00	0.001%
Roger	Zetocha	20		$2,000.00	0.001%
Rita/Ronald	Bloom	30		$3,000.00	0.001%
Melynda	Grieve		20	$2,000.00	0.001%

Virgil/Darlene	Bjur	50		$5,000.00	0.002%
Larry	Novak	50		$5,000.00	0.002%
Velde Law Firm Ltd.			20	$2,000.00	0.001%
Blaine/Debra	Lundgren	45		$4,500.00	0.001%
Diane	Wilkens	20		$2,000.00	0.001%
Richard/Mary/Rick/Doris	Schlosser	60		$6,000.00	0.001%
Sargent County Farmers Union		20		$2,000.00	0.001%
Bradley/Nancy	Heinzer		20	$2,000.00	0.001%
Delwin/Gail	Patrick	20		$2,000.00	0.001%
Gloria J.	Klusmann	20		$2,000.00	0.001%
Farmers Union Enterprises Inc.			100	$10,000.00	0.003%
Mary/Richard	Schlosser	40		$4,000.00	0.001%
Colin/Colleen	Sundquist	20		$2,000.00	0.001%
Myron/Robyn	Jacobsen	30		$3,000.00	0.001%
Janis Ann Dislevy Revoc. Trust		50		$5,000.00	0.002%
James/Florence	Oakland	20		$2,000.00	0.001%
James/Jill	Kerzman	20		$2,000.00	0.001%
James/Betty	Grubb	20		$2,000.00	0.001%
Odean/Karen	Olson		20	$2,000.00	0.001%
Carl/Marlys	Jacobsen	20		$2,000.00	0.001%
Ula/Lawrence	Widdel	25		$2,500.00	0.001%
Dan	Belohlavek	20		$2,000.00	0.001%
National Farmers Union			500	$50,000.00	0.023%
Karissa/Mark	Kovner		150	$15,000.00	0.005%
Susan	Beitlich	20		$2,000.00	0.001%
Bill	Lowell Bylir	20		$2,000.00	0.001%
Alicia	Bata	20		$2,000.00	0.001%
Sommer/Maggie/Felix/Tim	Krumm		40	$4,000.00	0.001%
Jim/Tom/Karen Radke	Fagerholt	28		$2,800.00	0.001%
Cuisine 14			48	$4,800.00	0.002%
Farmers Union Oil Company			1,000	$100,000.00	0.033%
Hans/Diane	Reinhardt	20		$2,000.00	0.001%
Mary	Prouty		20	$2,000.00	0.001%
David	Haslekaas	30		$3,000.00	0.001%
Richard/Debra	Lee	20		$2,000.00	0.001%
Randy/Deborah	Knecht	20		$2,000.00	0.001%
Norris/Betty	Peterson	20		$2,000.00	0.001%

Jim/Sylvia	Weisser		20	$2,000.00	0.001%
Michael/Susan	Long	20		$2,000.00	0.001%
Terry	Ulrich	40		$4,000.00	0.001%
Dennis/Thelma	Whitman	20		$2,000.00	0.001%
Terrence/Susan	Swartz		20	$2,000.00	0.001%
Myron/LaDona	Tarno	60		$6,000.00	0.002%
Wisconsin Farmers Union		60		$6,000.00	0.001%
Charles/Ellen	Linderman	50		$5,000.00	0.001%
Foster County Farmers Union		20		$2,000.00	0.001%
Gerald/Beverly	Sundquist	20		$2,000.00	0.001%
Leonard/Marlene	Larsen	20		$2,000.00	0.001%
Raymond/Ron	Erickson	50		$5,000.00	0.002%
Bruce/Pamela	Anderson	40		$4,000.00	0.001%
Lynn/Grace	Watne	20		$2,000.00	0.001%
Milton/Darlene	Erickson	40		$4,000.00	0.001%
Bradley/Jill	Weber	30		$3,000.00	0.001%
Andrew	Heinrich		20	$2,000.00	0.001%
Joshua	Heinrich	20		$2,000.00	0.001%
Logan	Heinrich	20		$2,000.00	0.001%
Mariah	McKenney	20		$2,000.00	0.001%
Amanda	Soderman		20	$2,000.00	0.001%
David/Mardee	Heinrich	100		$10,000.00	0.003%
Robert	Carlson	200		$20,000.00	0.007%
TriCounty Agraria		50		$5,000.00	0.001%
Thomas	Wyum	25		$2,500.00	0.001%
Terry/Mary	Borstad	40		$4,000.00	0.001%
Dennis	Carlson	40		$4,000.00	0.001%
David A.	Bollinger	50		$5,000.00	0.002%
Daniel/Denise	Johnson	20		$2,000.00	0.001%
Josh or Laura	Heinrich	30		$3,000.00	0.001%
Marc/Jodi	Schriefer	20		$2,000.00	0.001%
April Fairfield	DeLap		20	$2,000.00	0.001%
Dennis	Stromme	20		$2,000.00	0.001%
Susan/Richard	Long	20		$2,000.00	0.001%
Bruce/Kathleen	Brogger	20		$2,000.00	0.001%
Wayne	Kadlec	20		$2,000.00	0.001%
Jay/Becky	Skorheim	20		$2,000.00	0.001%

Charles/Pamela	Nelson	50		$5,000.00	0.002%
Keith/Cathy	Peltier	50		$5,000.00	0.002%
Amber/Tammie	Hill	20		$2,000.00	0.001%
Roger/Anita	Johnson	20		$2,000.00	0.001%
Agnes/Harley	Jennings	20		$2,000.00	0.001%
Mercer County Farmers Union		20		$2,000.00	0.001%
Jonathan	Sickler		20	$2,000.00	0.001%
Morton County Farmers Union		50		$5,000.00	0.002%
J. A. Eisenzimmer/	Vicki Pederson		20	$2,000.00	0.001%
Ann Marie/Earl	Wheeler	20		$2,000.00	0.001%
Joyce/Bonnie	Geyer	20		$2,000.00	0.001%
DeAnne	Finken	25		$2,500.00	0.001%
Michael E.	Bain	50		$5,000.00	0.002%
Doug Sombke	Charles W.	22		$2,200.00	0.001%
Curtis C.	Eischens	50		$5,000.00	0.002%
Robert	Finken	50		$5,000.00	0.002%
Scott Stofferahn	Curtis Stoff	30		$3,000.00	0.001%
E. Louise	Stofferahn	20		$2,000.00	0.001%
Gretchen Schroeder	Annette Harris		20	$2,000.00	0.001%
Tom	Prescott		620	$62,000.00	0.023%
Vincent/Lesli	Ancona		100	$10,000.00	0.003%
Michael/Karen	Dwyer		50	$5,000.00	0.002%
Bart/Sherry	Chilton		20	$2,000.00	0.001%
John C	Gibson		20	$2,000.00	0.001%
Jeffrey/Patrice	Mason		20	$2,000.00	0.001%
Brian Scott or	Deborah Goldberg		20	$2,000.00	0.001%
Rudi C.	Bloomquist	20		$2,000.00	0.001%
Patrick/Susan	Maloney		200	$20,000.00	0.007%
John M.	Fisher III		65	$6,500.00	0.003%
Gail	Roth		20	$2,000.00	0.001%
Cheryl D.	Sharp	20		$2,000.00	0.001%
Bryan W.	Sharp	20		$2,000.00	0.001%
Stuart Mackintosh	or Jean Janicke		20	$2,000.00	0.001%
Rocky Mountain Farmers Union			20	$2,000.00	0.001%
NDFU - 2006 Camp Staff			20	$2,000.00	0.001%
	TOTALS	**4,639**	**25,361**	**$3,000,000**	**1.0%**

EXHIBIT K

DISTRICT OF COLUMBIA LLC-REGISTRATION
- AND -
NORTH DAKOTA CERTIFICATE OF GOOD STANDING

GOVERNMENT OF THE DISTRICT OF COLUMBIA
DEPARTMENT OF CONSUMER AND REGULATORY AFFAIRS

★ ★ ★

CERTIFICATE

THIS IS TO CERTIFY that all applicable provisions of the District of Columbia Limited Liability Company Act have been complied with and accordingly, this ***CERTIFICATE OF REGISTRATION*** is hereby issued to:

AGRARIA LLC

IN WITNESS WHEREOF I have hereunto set my hand and caused the seal of this office to be affixed as of the **19th** day of **October, 2004**.

David Clark
DIRECTOR

Winnie R. Huston
Acting Administrator
Business and Professional Licensing Administration

Patricia E. Grays
Superintendent of Corporations
Corporations Division

Anthony A. Williams
Mayor

State of North Dakota

SECRETARY OF STATE

CERTIFICATE OF GOOD STANDING
OF

AGRARIA, LLC

The undersigned, as Secretary of State of the State of North Dakota, hereby certifies that AGRARIA, LLC, a North Dakota LIMITED LIABILITY COMPANY, was issued a certificate of organization which was effective on July 11, 2002 and, according to the records of this office as of this date, has paid all fees due this office as required by North Dakota statutes governing a North Dakota LIMITED LIABILITY COMPANY.

ACCORDINGLY the undersigned, as such Secretary of State, and by virtue of the authority vested in him by law, hereby issues this Certificate of Good Standing to

AGRARIA, LLC

Issued: October 14, 2004

Alvin A Jaeger

Alvin Jaeger
Secretary of State

19

Agraria LLC

END-PAGE